As filed with the Securities and Exchange Commission on October 24, 2025

Registration No. 333-290516

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Post-Effective Amendment No. 1

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NLS PHARMACEUTICS LTD.

(Exact name of registrant as specified in its charter)

Switzerland	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The Circle 6	Puglisi & Associates
8058 Zurich, Switzerland	850 Library Ave., Suite 204, Newark, DE 19711
Tel: +41.44.512.2150	Tel: (302) 738-6680
(Address, including zip code, and telephone number,	(Name, address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)	including area code, of agent for service)

Copies to:

Oded Har-Even, Esq.	Dr. Matthias Courvoisier
Howard Berkenblit, Esq. Ron Ben-Bassat, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas New York, NY 10020 Tel: 212.660.3000	Baker McKenzie Switzerland AG Holbeinstrasse 30 Zurich, Switzerland 8034 Tel: +41 44 384 14 14

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1, or this Post-Effective Amendment, to the Registration Statement on Form F-1 (File No. 333-290516), or the Registration Statement, is being filed pursuant to NLS Pharmaceutics Ltd.’s, or NLS, undertaking in the Registration Statement to update and supplement information contained in the Registration Statement, as originally filed and declared effective by the Securities and Exchange Commission, or the SEC, on September 30, 2025, to incorporate by reference NLS’s Reports on Form 6-K furnished with the SEC on September 30, 2025 (except for the fifth and sixth paragraphs in the press release attached as Exhibit 99.1), October 6, 2025 and October 10, 2025.

The information included in this filing updates the Registration Statement and the prospectus contained therein. No additional securities are being registered under this Post-Effective Amendment. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

The information in this preliminary prospectus is not complete and may be changed. The Selling Shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED OCTOBER 24, 2025

Up to 5,000,000 Common Shares

NLS Pharmaceutics Ltd.

This prospectus relates to the offer and sale of up to 5,000,000 of our common shares, 0.03 Swiss Franc (CHF) par value per share (the “Common Shares”), by Alpha Capital Anstalt, a Liechtenstein Anstalt (“Alpha, or the “Selling Shareholder”).

On March 31, 2025, we entered into a Common Share Purchase Agreement (the “Purchase Agreement”), with the Selling Shareholder, which provided for the sale of up to $25.0 million of our Common Shares. Of the $25.0 million eligible to be sold pursuant to the Purchase Agreement (the “Total Commitment”), to date we have not sold any Common Shares. In connection with the Purchase Agreement, we may request pre-paid advances of the Total Commitment, in an amount up to $25.0 million. In connection with the Purchase Agreement, we also agreed to issue the Selling Shareholder $250,000 in Common Shares (the “Commitment Shares”), and as such we issued the Selling Shareholder a pre-funded warrant to purchase 192,308 Common Shares as Commitment Shares.

The Common Shares being offered by the Selling Shareholder may be issued pursuant to the Purchase Agreement. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our Common Shares by the Selling Shareholder. However, we may receive up to $25.0 million in aggregate gross proceeds from sales of our Common Shares to the Selling Shareholder that we may make under the Purchase Agreement, from time-to-time after the date of this prospectus. The additional Common Shares that may be offered pursuant to this prospectus would be purchased by the Selling Shareholder pursuant to the Purchase Agreement at ninety-five percent (95%) of the lesser of the (i) lowest sale price on the applicable date of the purchase of such Common Shares and (ii) the volume average weighted price (the “VWAP”), over the applicable VWAP Purchase Period (as defined in the Purchase Agreement) on the applicable date of the purchase of such Common Shares.

The Selling Shareholder may sell the Common Shares included in this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Shareholder may sell the shares in the section entitled “Plan of Distribution”. The Selling Shareholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

The Selling Shareholder will pay all brokerage fees and commissions and similar expenses in connection with the offer and sale of the Common Shares by the Selling Shareholder pursuant to this prospectus. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred to register under the Securities Act the offer and sale of the Common Shares included in this prospectus by the Selling Shareholder. See “Plan of Distribution”.

Our Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”), under the symbol “NLSP”. On October 22, 2025, the last reported sale price of our Common Shares on Nasdaq was $1.59 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”), nor any state or other foreign securities commission has approved nor disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is              , 2025

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Shareholder have authorized anyone to provide you with information that is different. The Selling Shareholder is offering to sell the securities, and seeking offers to buy the securities, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities.

For investors outside of the United States: neither we nor the Selling Shareholder have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we”, “us”, “our”, “Company”, “NLS” and “NLS Pharmaceutics” refer to NLS Pharmaceutics Ltd. and its consolidated subsidiaries.

All trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” mean U.S. dollars.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. Before you decide to invest in our securities, you should read the entire prospectus carefully, including the sections titled “Risk Factors”, “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Our Company

We are a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system (“CNS”), and disorders with unmet medical needs. Our lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary extended-release (“ER Formulation”), is being developed for the treatment of narcolepsy (lead indication) and attention deficit hyperactivity disorder (“ADHD”), (follow-on indication). We believe that this dual mechanism of action will also enable mazindol ER Formulation to provide potential therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. However, treatment options for these conditions are often limited, inadequate or nonexistent, and the development of new CNS treatments generally trails behind other therapeutic areas. We are pursuing the development of the next generation of CNS therapies with high medical impact to address this critical and growing unmet need. Our dual development strategy is designed to optimize the outcome of our clinical programs by developing new chemical entities from known molecules with strong scientific rationale, and also by re-defining previously approved molecules with well-established tolerability and safety profiles, as determined by applicable regulatory agencies. We believe that our streamlined clinical development approach has the potential to advance our product candidates rapidly through early-stage clinical trials, while carrying an overall lower development risk. A lower development risk, we believe, exists with respect to the development of our lead product candidate, Quilience, and follow-on product candidate, Nolazol, due to their use of mazindol as the active ingredient, which was previously approved and marketed in the United States, Japan and Europe to manage exogenous obesity (obesity caused by overeating). The Merger Agreement (as defined below) provides that, upon the terms and subject to the conditions thereof, following the Closing (as defined below), we shall work diligently to dispose of any Legacy Assets (as defined in the Merger Agreement), which excludes the Dual Orexin Agonist platform (the “DOXA Platform”). The DOXA Platform includes AEX-041. It is important to note that AEX-041 is currently in the preclinical stage of development. This means that the candidate is undergoing early laboratory studies to evaluate its safety profile and pharmacological properties, and it has not yet been tested in human clinical trials. Consequently, its efficacy, safety and potential for regulatory approval remain subject to further research and development.

We were incorporated on June 10, 2015, as a Swiss limited company. Our registered office and principal executive office are located at The Circle 6, 8058 Zurich, Switzerland. Our telephone number in Switzerland is +41.44.512.2150 and our website address is https://nlspharma.com. The information contained on, or that can be accessed through, our website is not part of this prospectus. The website address has been included in this prospectus solely as an inactive textual reference.

Common Shares Purchase Agreement with Alpha

On March 31, 2025, we entered into the Purchase Agreement with the Selling Shareholder relating to a committed equity facility. Pursuant to the Purchase Agreement, we have the right from time-to-time at our option to sell to the Selling Shareholder up to $25.0 million of Common Shares subject to certain conditions and limitations set forth therein, and the Selling Shareholder is subject to a 9.99% beneficial ownership limitation.

Sales of the Common Shares to the Selling Shareholder under the Purchase Agreement, and the timing of any sales, will be determined by us from time-to-time in our sole discretion and will depend on a variety of factors, including, among other things, the market conditions and the trading price of the Common Shares and determinations by us regarding the use of proceeds of such Common Shares. The net proceeds from any sales under the Purchase Agreement will depend on the frequency with, and prices at which the Common Shares are sold to the Investor. We expect to use the proceeds from any sales under the Purchase Agreement for working capital and general corporate purposes.

Upon the initial satisfaction of the conditions to the Selling Shareholder’s obligation to purchase Common Shares set forth in the Purchase Agreement (the “Commencement”), including a registration statement registering the resale by the Investor of the Common Shares under the Securities Act that may be sold to it by us under the Purchase Agreement, is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, we will have the right, but not the obligation, from time-to-time to its sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct the Investor to purchase up to a specified maximum amount of Common Shares as set forth in the Purchase Agreement by delivering written notice to the Investor prior to the commencement of trading on any trading day. The purchase price of the Common Shares that we elect to sell to the Selling Shareholder pursuant to the Purchase Agreement will be 95% of the volume weighted average price of the Common Shares during the applicable purchase date on which we have timely delivered written notice to the Selling Shareholder directing it to purchase Common Shares under the Purchase Agreement (a “VWAP Purchase”).

In connection with the Purchase Agreement, we also agreed to issue the Selling Shareholder the Commitment Shares, and as such we issued the Selling Shareholder a pre-funded warrant to purchase 192,308 Common Shares as Commitment Shares. The Purchase Agreement contains customary registration rights, representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Purchase Agreements were made only for purposes of the Purchase Agreements and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

We have the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon 10 days’ prior written notice. No termination of the Purchase Agreement will affect the registration rights provisions contained within the Purchase Agreement, which will survive any termination of the Purchase Agreement.

Agreement and Plan of Merger with Kadimastem

On November 4, 2024, the Company, NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly-owned subsidiary of the Company (the “Merger Sub”) and Kadimastem Ltd. an Israeli publicly traded company limited by shares (TASE: KDST)(“Kadimastem”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, the Merger Sub will merge with and into Kadimastem, with Kadimastem continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of NLS (the “Merger”). The Merger will occur in the following order: (i) at the Effective Time (as defined in the Merger Agreement), Kadimastem will be a wholly-owned subsidiary of Merger Sub, and (ii) following the Effective Time, Kadimastem and Merger Sub will be combined in a statutory consolidation where Merger Sub will merge with and into Kadimastem, with Kadimastem continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of NLS. In the Merger, all of the issued and outstanding Kadimastem’s ordinary shares (“Kadimastem Ordinary Shares”), immediately prior to the Effective Time shall no longer be outstanding and shall be exchanged for and automatically converted into the right to receive from NLS that certain number of fully paid and nonassessable Common Shares (the “Common Shares”) as calculated in accordance with the terms of the Merger Agreement. The initial Exchange Ratio (as defined in the Merger Agreement) was estimated to result in Kadimastem shareholders holding 85% of the issued and outstanding Common Shares, subject to certain adjustments as of the closing of the transactions contemplated by the Merger Agreement (the “Closing”), including as a result of estimated cash at the Measurement Date (as defined in the Merger Agreement) of NLS and Kadimastem and estimated indebtedness of NLS at the Measurement Date. The initial targeted fully diluted share split of 85%/15% was subject to adjustment pursuant to the terms of the Merger Agreement, including estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash proceeds from NLS’s financing transactions from October 2024 through June 2025 (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities” contained in NLS’s Report on Form 6-K furnished to the SEC on October 6, 2025 and in NLS’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on May 16, 2025), the parties have approved at the extraordinary general meeting of the shareholders of NLS on September 29, 2025 that the fully diluted share split at the Closing will be 84.4% to Kadimastem shareholders and 15.6% to NLS shareholders. For accounting purposes, Kadimastem is determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Kadimastem security holders are expected to own approximately 84% of the voting interests of the combined company immediately following the Closing; (ii) directors appointed by Kadimastem will constitute the majority of the board of directors of the combined company; and (iii) employees of Kadimastem will constitute the majority of the management of the combined company. The Merger is anticipated to be accounted for using the acquisition method (as a reverse triangular merger), with goodwill and other identifiable intangible assets recorded in accordance with International Financial Reporting Standards, as applicable to be determined at the time of Merger.

On September 29, 2025, the shareholders of NLS approved the transactions contemplated by the Agreement and Plan of Merger dated November 4, 2024, or the Merger, which was further amended on January 30, 2025, February 17, 2025, May 5, 2025, June 5, 2025, July 1, 2025, July 18, 2025, and August 29, 2025, or the Merger Agreement, and all related proposals at an extraordinary general meeting held on September 29, 2025, or the Meeting. The final exchange ratio, as calculated pursuant to a formula and in accordance with the terms of the Merger Agreement, or the Exchange Ratio, was determined on September 26, 2025, and under the approved terms, Kadimastem shareholders will own approximately 84.4% of the combined company, while NLS shareholders will retain approximately 15.6% ownership, reflecting the relative value contributions of each company and based on the estimated cash of NLS and Kadimastem and estimated indebtedness of NLS as measured at the close of business on the day preceding the Meeting.

As part of the capital structure measures approved at the Meeting, NLS shareholders authorized (i) a change in par value of the NLS Common Shares, the preferred shares of NLS, or the NLS Preferred Shares, and the preferred participation certificates of NLS, or the PPCs, to Swiss Franc (CHF) 0.005; (ii) a consolidation of each of the NLS Common Shares, NLS Preferred Shares and PPCs at a ratio of 1:10, or the Reverse Split, resulting in a new par value of CHF 0.05; and (iii) an ordinary capital increase, by way of contribution in kind of ordinary shares of Kadimastem, or the Kadimastem Ordinary Shares, to be issued to Kadimastem shareholders pursuant to the Exchange Ratio under the Merger Agreement, or the Capital Increase. At the Meeting, the NLS shareholders also authorized a change of NLS’s name to “NewcelX Ltd.” NLS and Kadimastem expect the Merger to close in October 2025, subject to final Nasdaq approval and satisfaction of remaining customary closing conditions.

No fractional Common Shares will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. All fractional share amounts shall be rounded down to the nearest whole based on the total number of Common Shares to be issued to the holders of Kadimastem Ordinary Shares who would otherwise be entitled to receive a fraction of NLS Common Share. Under the Merger Agreement, any shareholder receiving Common Shares in excess of a 9.99% beneficial ownership limitation as a result of the Merger, shall be issued instead pre-funded warrants exercisable for a number of Common Shares equal to such Common Shares in excess of the beneficial ownership limitation, at an exercise price equal to the par value of the Common Shares as of the Effective Time, which, in any event, shall be no less than CHF 0.0001 per share.

Pursuant to the terms of the Merger Agreement, prior to or at the Closing, NLS shall designate its transfer agent, or a depository, bank or trust company reasonably acceptable to NLS to act as the exchange agent in connection with the Merger (the “Exchange Agent”), and enter into an exchange agreement, in a form reasonably acceptable to NLS, for the payment of the Merger Consideration. Prior to or substantially concurrently with the Effective Time, NLS shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of Kadimastem Ordinary Shares (excluding certain Kadimastem Ordinary Shares as set forth in the Merger Agreement in respect of which Common Shares shall be issued directly to the trustee appointed by Kadimastem) for exchange in accordance with the terms and conditions of the Merger Agreement through the Exchange Agent, the full number of Common Shares, which shall be in uncertificated book-entry form, issuable as Merger Consideration. A full description of the exchange procedures with respect to the Kadimastem Ordinary Shares, including as such procedures relate to Kadimastem Ordinary Shares that were issued under Section 102 of the Ordinance and any Kadimastem equity awards that are subject to tax pursuant to Section 102(c)(2) of the Ordinance, and the issuance of the Merger Consideration can be found in the Merger Agreement.

In addition, several convertible loans issued by Kadimastem will be converted into equity securities of Kadimastem before Closing, including (1) a loan to Kadimastem from the Selling Shareholder, in the amount of $1.2 million; and (2) a loan from Michel Revel in the amount of NIS 4.4 million. Under the Merger Agreement, any shareholder receiving Common Shares in excess of a 9.99% beneficial ownership limitation as a result of the Merger, shall be issued instead pre-funded warrants exercisable for a number of Common Shares equal to such Common Shares in excess of the beneficial ownership limitation, at an exercise price equal to the par value of the Common Shares as of the Effective Time, which, in any event, shall be no less than CHF 0.0001 per share.

The Merger Agreement contains a number of representations and warranties by each of NLS, Merger Sub, and Kadimastem as of the date of the Merger Agreement and as of the date of the Closing. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if such statements made in the representations and warranties prove to be incorrect. Many of the representations and warranties are qualified by materiality or by the “Material Adverse Effect”, which as used in the Merger Agreement means with respect to (x) Kadimastem and its Subsidiaries (taken as a whole), or (y) NLS and its Subsidiaries (taken as a whole), as the case may be, any state of facts, change, development, effect, condition or occurrence which, individually or in the aggregate, has or would reasonably be expected to have, a materially adverse impact on the business, assets, liabilities, condition (financial or otherwise), financial position or results of operations of such Person and its Subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While NLS and Kadimastem do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about NLS, Kadimastem or Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between NLS and Merger Sub on the one hand, and Kadimastem on the other hand, and are modified by the disclosure schedules.

The Merger Agreement contains customary representations and warranties of NLS, Merger Sub and Kadimastem for a transaction of this type relating to, among other things:

●	organizational and qualification;

●	subsidiaries;

●	investments;

●	capitalization;

●	authority relative to this agreement;

●	recommendation;

●	Israeli securities filings;

●	financial statements;

●	information supplied;

●	consents and approvals;

●	no violations;

●	no default;

●	no undisclosed liabilities;

●	absence of changes;

●	litigation;

●	compliance with applicable laws;

●	environmental laws and regulations;

●	taxes;

●	intellectual property;

●	insurance;

●	certain business practices;

●	tangible personal property;

●	title;

●	sufficiency of assets;

●	material contracts;

●	grants, incentives and subsidies;

●	affiliates;

●	transactions with affiliates;

●	brokers;

●	employee benefits;

●	labor and employment matters;

●	indebtedness;

●	real property;

●	anti-takeover statutes;

●	no other representations; or

●	ownership of stock.

No party’s representations, warranties or pre-Closing covenants will survive the Closing, and no party has any post-Closing indemnification obligations; provided, however, that NLS will hold, and will cause its representatives to hold, in confidence all documents and information furnished to it by or on behalf of Kadimastem pursuant to the Merger Agreement. The covenants and agreements of the parties shall not survive the Closing, except those covenants and agreements to be performed after the Closing which covenants and agreements shall survive until fully performed.

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the Interim Period (as defined in the Merger Agreement), including (1) the provision of access to such party’s properties, books, other information and personnel; (2) notifications of certain breaches, consent requirements or other matters; (3) commercially reasonable efforts to consummate the Closing and obtain third party and regulatory approvals; (4) tax matters and tax rulings; (5) further assurances that the parties shall further cooperate with each other to consummate the transactions contemplated therein; and (6) public announcements concerning the Merger Agreement and the transactions contemplated therein. In addition, the Merger Agreement contains covenants by NLS with respect to the performance of Merger Sub during the Interim Period and obtaining necessary Israeli Securities Authority Approvals.

Pursuant to the Merger Agreement, except with the prior written consent of from the other party, NLS and Kadimastem will and will cause each of their subsidiaries to: (i) not take any action that would or would reasonably be expected to prevent, materially impair or materially delay the ability of NLS, Kadimastem or Merger Sub to consummate the transactions contemplated by the Merger Agreement, (ii) conduct its operations in all material respects in the ordinary and usual course of business consistent with past practice, and (iii) use its reasonable best efforts to preserve intact its corporate existence. Each of NLS and Kadimastem also agreed that it will not, without a prior written consent of the other party, (i) amend or authorize any amendments to the terms of any of its outstanding securities or its governing or organizational documents, or to the governing or organizational documents of any of its subsidiaries, (ii) issue, sell, deliver, pledge, dispose of, encumber or transfer or agree or commit to do or authorize any of the foregoing with respect to any stock of any class or any other equity securities or equity equivalents, (iii) split, combine or reclassify any shares of its capital stock, (iv) enter into any contract with respect to the voting of its equity interests, (v) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization (other than the Merger), (vi) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure, (vii) incur or assume any indebtedness or issue any debt securities, individually or in the aggregate, or modify or agree to any amendment of the terms of any existing indebtedness, (viii) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, (ix) change any of the accounting methods, principles, or practices used by such party, (x) make or change any material tax election, (xi) amend the terms of any equity plan and/or adopt any new plans and/or schemes with similar results, (xii) institute any legal proceeding, (xiii) fail to keep in force the insurance policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the parties, or (xiv) make any material changes in policies, procedures, or practices with respect to credit, collection, payment, accounts receivable or accounts payable, except, in each case, to the extent required to conform with U.S. generally accepted accounting principles.

Pursuant to the Merger Agreement, NLS and its representatives are prohibited to authorize or permit any officers, directors, investment bankers, attorneys, accountants and other advisors, agents and representatives to, directly or indirectly through another person, (i) initiate, seek, solicit or knowingly encourage, or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Parent Acquisition Proposal (as defined in the Merger Agreement), (ii) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person relating to any Parent Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that if the Board of Directors of NLS (the “NLS Board”) determines in good faith that the failure to grant any waiver or release would be inconsistent with the NLS directors’ fiduciary duties under applicable law, NLS may waive any such standstill provision in order to permit a third party to make a Parent Acquisition Proposal), (iii) enter into any agreement, including any letter agreement, memorandum of understanding, agreement in principle merger agreement, or similar agreement relating to any Parent Acquisition Proposal, or (iv) otherwise resolve to do any of the foregoing.

Pursuant to the terms of the Merger Agreement, NLS was required, as of the date of the Merger Agreement, to immediately cease any existing discussions, negotiations and communications with any person relating to any acquisition proposal or acquisition inquiry and not provide and terminate any existing access of any third party to any data room (virtual or actual) containing any of NLS’s confidential information.

If NLS or any of its representatives, receives an acquisition proposal or acquisition inquiry prior to the closing of the Merger, then such party will (within one business day of such part becoming aware of such Parent Acquisition Proposal) advise Kadimastem orally and in writing of such Parent Acquisition Proposal (including the identity of the person making such acquisition proposal or acquisition inquiry, and the material terms of the Parent Acquisition Proposal).

Except as permitted by the terms of the Merger Agreement, NLS shall not (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the recommendation by the NLS Board that the shareholders of NLS approve the Merger Agreement and the transactions contemplated therein, including the Merger, in each case in a manner adverse to Kadimastem, (ii) approve or recommend any Parent Acquisition Proposal, (iii) enter into any agreement with respect to any Parent Acquisition Proposal (other than a confidentiality agreement pursuant to the terms of the Merger Agreement) or (iv) if any Parent Acquisition Proposal is publicly announced, fail to reaffirm or re-publish the recommendation by the NLS Board that the shareholders of NLS approve the Merger Agreement and the transactions contemplated therein, including the Merger, within ten (10) business days of being requested by Kadimastem to do so (subject to the terms of the Merger Agreement).

If, at any time prior to the receipt of the required vote by NLS’s shareholders the NLS Board receives a Parent Acquisition Proposal that NLS determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Parent Superior Proposal (as defined in the Merger Agreement), the NLS Board may (i) effect a Parent Adverse Recommendation Change (as defined in the Merger Agreement) or (ii) authorize NLS to terminate the Merger Agreement pursuant to the terms thereof in order to enter into a definitive agreement providing for a Parent Superior Proposal, provided that such Parent Superior Proposal is conditioned on the Merger Agreement being terminated, which condition remains after NLS has used its reasonable best efforts to remove such condition, if (A) the NLS Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of NLS’s directors under applicable law; (B) NLS has notified Kadimastem in writing that it intends to effect a Parent Adverse Recommendation Change or terminate the Merger Agreement; (C) if applicable, NLS has provided Kadimastem a copy of the proposed definitive agreements between NLS and the person making such Parent Superior Proposal; (D) for a period of five (5) days following the notice delivered pursuant to the Merger Agreement, NLS shall have discussed and negotiated in good faith and made its representatives available to discuss and negotiate in good faith (in each case to the extent Kadimastem desires to negotiate) with Kadimastem’s representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the NLS Board determines in good faith that the failure to take such action would no longer reasonably be expected to be inconsistent with the fiduciary duties of the NLS directors under applicable law; and (E) no earlier than the end of such negotiation period, the NLS Board shall have determined in good faith, after consultation with its outside legal counsel, and after considering the terms of any proposed amendment or modification to the Merger Agreement (and all financial, legal, and regulatory terms and conditions of such Parent Acquisition Proposal and the expected timing of consummation and the relative risk of consummation of the applicable proposal), that (x) the Parent Acquisition Proposal that is the subject of the notice delivered by NLS to Kadimastem still constitutes a Parent Superior Proposal and (y) the failure to take such action would still reasonably be expected to be inconsistent with the fiduciary duties of the NLS directors under applicable law.

Other than in connection with a Parent Superior Proposal, prior to obtaining the required vote by NLS shareholders, the NLS Board may take any action otherwise prohibited by the terms of the Merger Agreement, but only in response to a Parent Intervening Event (as defined in the Merger Agreement) and only if (i) the NLS Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the NLS directors under applicable law; (ii) NLS has notified Kadimastem in writing that it intends to effect a Parent Adverse Recommendation Change due to the occurrence of a Parent Intervening Event; (iii) for a period of five (5) days following the delivery of such notice, NLS shall have discussed and negotiated in good faith, and shall have made its representatives available to discuss and negotiate in good faith (in each case to the extent Kadimastem desires to negotiate), with Kadimastem representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the fiduciary duties of the NLS directors under applicable law; and (iv) no earlier than the end of the negotiation period, the NLS Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, and after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to take such action would still reasonably be expected to be inconsistent with the fiduciary duties of the NLS directors under applicable Law.

The Merger Agreement and the consummation of the transactions contemplated thereby require the approval of the shareholders of both NLS and Kadimastem, both of which have been obtained.

In connection with the Closing, as of the Effective Time, NLS’s officers (other than Mr. Konofal who shall remain in a part-time position with NLS) and NLS Board will resign and it is anticipated that Kadimastem’s executive officers and members of the Board of Directors of Kadimastem will become NLS’s executive officers and members of the NLS Board; provided, however, that Mr. Alexander Zwyer shall remain as a member of the NLS Board and, from the date of the Closing until the date that is one year after the date of the Closing, the combined company shall not take any action to remove, or recommend the removal of Mr. Zwyer from the combined company’s board of directors without cause, and shall nominate for election and continue to recommend to its shareholders that Mr. Zwyer be elected to serve as a director of the combined company. As a condition to his continued service and re-appointment, Mr. Zwyer shall tender an irrevocable resignation letter effective upon the lapse of one year from the date of the Closing, subject to acceptance of his resignation by the NLS Board.

Pursuant to the Merger Agreement, no later than 90 days after the Closing, NLS shall make all necessary preparations for the sale of the Legacy Assets and appoint a Board sub-committee (the “Legacy Sub-Committee”), consisting of at least three (3) members of the NLS Board, which such sub-committee shall include the designated director identified by Mr. Zwyer, to oversee, market, manage, direct, negotiate, and take all other actions reasonably necessary to dispose the Legacy Assets and liabilities of NLS as of the Effective Time (the “Legacy Sale”). The Legacy Sub-Committee shall use best commercial efforts to consummate the Legacy Sale within 12 months following the Closing. The proceeds of any Legacy Sale, net of (i) all costs and expenses incurred or to be incurred by NLS or any of its Subsidiaries in connection with such sale, (ii) all reasonable, documented costs of NLS or its Subsidiaries in maintaining the Legacy Assets during the period between the Closing and the consummation of the Legacy Sale, and (iii) the settlement of any liabilities related to the Legacy Assets, shall be distributed to the CVR Holders (as defined in the Merger Agreement), pro-rata in accordance with their CVRs (as defined in the Merger Agreement), in accordance with the terms and conditions of the CVR Agreement (as defined in the Merger Agreement). The Legacy Sub-Committee by majority vote may, upon its unanimous finding that the out-of-pocket expenditures by NLS related to maintaining the intellectual property rights associated with the Legacy Assets, beginning with the Effective Date, has exceeded $100,000, abandon attempts to consummate the Legacy Sale and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient. Notwithstanding anything to the contrary contained in the Merger Agreement, unless NLS has entered into a binding term sheet or a definitive agreement, in either case with respect to the sale of the Legacy Assets, or unless otherwise determined by the NLS Board, NLS shall, beginning on the one-year anniversary of the Closing Date, abandon attempts to consummate the Legacy Sale and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient.

Pursuant to the Merger Agreement, the parties have agreed that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of NLS shall not survive the Merger and shall terminate as of the Closing. As of the Closing, NLS shall, at the Kadimastem’s expense (up to a maximum of $200,000), obtain a “run-off” prepaid directors’ and officers’ liability insurance policy for the benefit of NLS’s current and former officers and directors, effective as of the Closing (the “D&O Run Off Policy”), with a reporting period of six years after the Closing, covering events, acts and omissions occurring before the Closing, and with coverage and amounts, and terms and conditions that are acceptable to NLS. The premium for the D&O Run Off Policy (up to a maximum of $200,000) shall be paid by Kadimastem on or prior to the Closing, and NLS shall take all necessary actions, and not fail to take any action, to prevent the cancellation of the D&O Run Off Policy during its term.

The Merger Agreement requires the parties to consummate the Merger after all of the conditions to the transactions contemplated therein are satisfied or waived. Unless waived by Kadimastem, the obligations of Kadimastem and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions, in addition to customary certificates and other closing deliverables:

●	the representations and warranties of NLS and Merger Sub shall be true and correct as of the Closing (subject to Material Adverse Effect);

●	NLS and Merger Sub shall have performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

●	the absence of any Material Adverse Effect with respect to NLS, taken as a whole, since the date of the Merger Agreement which is continuing and uncured;

●	NLS shall have paid off, redeemed or satisfied all of its Vendor Indebtedness (as defined in the Merger Agreement);

●	NLS shall have terminated the employment and engagement of all of its employees and consultants and paid or otherwise satisfied all back pay, severance or termination pay, vacation pay and all other liabilities in respect of all such employment and engagement;

●	Nasdaq shall have rescinded its notice to NLS as to NLS’s failure to satisfy Nasdaq criteria for listing and trade thereon;

●	NLS shall have at least $600,000 in gross funds (including cash in any of its bank accounts);

●	The (i) directors of NLS immediately prior to the Effective Time shall have resigned from their positions (other than Mr. Zwyer), (ii) officers of NLS immediately prior to the Effective Time shall have resigned from their positions (other than Mr. Konofal who shall remain in a part-time position with NLS), (iii) the executive officers of Kadimastem immediately prior to the Effective Time shall be appointed as executive officers of NLS, and (iv) NLS shall have convened the shareholder meeting and shall have elected members of the Board of Directors of Kadimastem as members of the NLS Board, effective as of the Effective Time; and

●	Common Shares shall remain listed on the Nasdaq and shall not be subject to a delisting notice from Nasdaq. The notification form for the listing of Common Shares to be issued in connection with the Merger shall have been accepted and approved (subject to official notice of issuance), and the Nasdaq listing application for initial listing of NLS following the Merger and of Common Shares being issued pursuant to the Merger Agreement shall have been approved.

The following mutual conditions of the parties unless waived:

●	the Merger Agreement and the Merger shall have been approved and adopted by the shareholders of NLS, Kadimastem and Merger Sub;

●	receipt of requisite consents from governmental authorities to consummate the transactions contemplated in the Merger Agreement, and receipt of specified requisite consents from other third parties to consummate the transactions contemplated therein;

●	the absence of any law or order that would prohibit the consummation of the Merger or other transactions contemplated by the Merger Agreement;

●	the effectiveness of the proxy statement, and, if applicable, the registration statement shall have been declared effective by the SEC;

●	the Boards and the board of directors of each the Company and Kadimastem shall have received a fairness opinion relating to the Merger in form reasonably satisfactory to such respective boards;

●	the parties shall have made all the Required Filings (as defined in the Merger Agreement);

●	NLS shall have taken all necessary actions to effectuate a reverse stock split of Common Shares, in order to satisfy the applicable Nasdaq initial listing requirements for the combined company following the Merger and Nasdaq shall have approved such listing of Common Shares post such stock split;

●	NLS shall have obtained the all the Israeli related exemptions and consents;

●	except as agreed upon by the parties, all terms and conditions of the CVR Agreement shall remain in full force and effect;

●	applicable tax ruling shall have been approved by the Israeli Tax Authority;

●	except as agreed upon by the parties, all terms and conditions of the exchange agreement entered by and between the Company and the Exchange Agent, shall remain in full force and effect; and

●	NLS shall have submitted the required Nasdaq notifications in accordance with Nasdaq rules and Nasdaq shall not have objected to such notifications on or prior to the Closing Date, as well as the notifications to any Swiss regulator as are required for the consummation of the Merger and issuance of the Merger Consideration.

Unless waived by NLS, the obligations of NLS and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions, in addition to customary certificates and other closing deliverables:

●	the representations and warranties of Kadimastem shall be true and correct as of the Closing (subject to Material Adverse Effect);

●	Kadimastem shall have performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

●	the absence of any Material Adverse Effect with respect to Kadimastem, taken as a whole, since the date of the Merger Agreement which is continuing and uncured;

●	the D&O Run Off Policy shall be in effect;

●	a favorable tax ruling from the Federal tax authority shall have been obtained confirming that the stamp duty tax is triggered by the Merger Agreement;

●	Kadimastem shall have in gross funds (including cash in any of its bank accounts) an amount equal to at least $3,500,000, subject to adjustment based on the proceeds received by NLS from certain parties in connection with its financing transactions undertaken after the execution of the Merger Agreement;

●	Kadimastem satisfied the Investment Proceeds Adjustment and will therefore not be required to have cash at Closing;

●	Kadimastem shall have received tax rulings in form and substance reasonably acceptable to NLS; and

●	Kadimastem shall have provided evidence reasonably satisfactory to NLS that Kadimastem Ordinary Shares shall have been delisted from the Tel Aviv Stock Exchange effective as of the Effective Time.

The Closing is expected to take place (i) no later than the second business day following the satisfaction or waiver of the conditions described below under the section titled “Conditions to the Consummation of the Merger” or (ii) on such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the closing conditions. However, because the Merger is subject to a number of conditions, neither NLS nor Kadimastem can predict exactly when the closing of the Merger will occur or if it will occur at all.

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

●	by mutual written consent of NLS and Kadimastem;

●	by either NLS or Kadimastem if any of the conditions to Closing have not been satisfied or waived by October 31, 2025;

●	by either NLS or Kadimastem if the other party shall have breached, or failed to comply with, any of its covenants or obligations under the Merger Agreement or any representation or warranty made by such party (or, in the case of NLS, Merger Sub) shall have been incorrect in any respect when made or shall have since ceased to be true and correct in any respect such that certain conditions set forth in the Merger Agreement would not be satisfied and such breach shall not have been cured (or is not capable of being cured) as set forth in the Merger Agreement;

●	by either NLS or Kadimastem of the other party’s uncured breach (subject to certain materiality qualifiers);

●	by either NLS or Kadimastem if the NLS shareholder meeting is held and the NLS shareholders’ approval is not received;

●	by either NLS or Kadimastem if the Kadimastem shareholder meeting is held and the Kadimastem shareholders’ approval is not received; or

●	by NLS in the event NLS accepts a Parent Superior Proposal.

If the Merger Agreement is terminated, then all further obligations of the parties under the Merger Agreement will terminate and will be of no further force and effect (except that certain obligations related to public announcements, confidentiality, fees and expenses, termination, waiver of claims against the trust, and certain general provisions will continue in effect), and no party will have any further liability to any other party thereto except for (i) liability for any willful breach of the Merger Agreement prior to such termination and (ii) in the event that NLS terminates the Merger Agreement to enter into a definitive agreement providing for a Parent Superior Proposal, then NLS shall pay to Kadimastem an amount equal to $10,000,000 plus certain NLS operating and transaction expenses.

Corporate Information

Our registered office and principal executive office are located at The Circle 6, 8058 Zurich, Switzerland. Our telephone number in Switzerland is +41.44.512.2150. Our website address is https://nlspharma.com. The information contained on, or that can be accessed through, our website is not part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

THE OFFERING

Issuer	NLS Pharmaceutics Ltd.

Securities offered by the Selling Shareholder	Up to 5,000,000 Common Shares consisting of: (i) 192,308 Commitment Shares and (ii) up to 4,732,705 Common Shares that we may sell to the Selling Shareholder under the Purchase Agreement from time-to-time, based on an assumed price per share of $1.59, which is the last reported sales price of our Common Shares on Nasdaq on October 22, 2025

Common Shares issued and outstanding prior to the offering	5,206,629 Common Shares.

Common Shares to be outstanding after this offering (1)	10,206,629 Common Shares, assuming the sale of a total of 5,000,000 Common Shares to the Selling Shareholder pursuant to the Purchase Agreement (at an assumed price per share of $1.59, which is the last reported sales price of our Common Shares on Nasdaq on October 22, 2025).

Use of proceeds	We will not receive any proceeds from the sale of the Common Shares included in this prospectus by the Selling Shareholder. We may receive up to $25.0 million aggregate gross proceeds under the Purchase Agreement from sales of the Common Shares that we elect to make to the Selling Shareholder pursuant to the Purchase Agreement, if any, from time-to-time in our sole discretion, although the actual amount of proceeds that we may receive cannot be determined at this time and will depend on the number of Common Shares we sell under the Purchase Agreement and market prices at the times of such sales. In connection with the Purchase Agreement, we may request VWAP Purchases of the Total Commitment. Any proceeds that we receive from sales of our Common Shares to the Selling Shareholder or VWAP Purchases under the Purchase Agreement will be used for working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors	Investing in our securities involves a high degree of risk. You should read the “Risk Factors” section starting on page 13 of this prospectus, for a discussion of factors to consider carefully before deciding to invest in the Common Shares.

Nasdaq symbol:	Our Common Shares are listed on Nasdaq under the symbol “NLSP”.

(1)	The number of the Common Shares to be outstanding immediately after this offering as shown above assumes that all of the Common Shares offered hereby are sold and is based on 5,206,629 Common Shares outstanding as of October 22, 2025. This number excludes:

●	2,242,541 warrants to purchase 2,242,541 Common Shares issued as part of equity raises;

●	495,359 Preferred shares convertible into 495,359 Common Shares issued to accredited investors;

●	583,198 Preferred participation certificates convertible into 613,128 Common Shares issued to accredited investors;

●	726,787 Prefunded warrants convertible into 726,787 Common Shares issued to accredited investors;

●	32,002 Options convertible into 32,002 Common Shares;

RISK FACTORS

Investing in our securities involves risks. Please carefully consider the risk factors described below and in our periodic reports filed with the SEC, including those set forth under the caption “Item 3. Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. You should be able to bear a complete loss of your investment.

Risks Related to the Offering

It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to the Selling Shareholder, or the actual gross proceeds resulting from those sales.

On March 31, 2025, we entered into the Purchase Agreement with the Selling Shareholder, pursuant to which the Selling Shareholder has committed to purchase up to $25.0 million of our Common Shares, subject to certain limitations and conditions set forth in the Purchase Agreement. Of the Total Commitment, to date, we have not sold any Common Shares (other than the Commitment Shares). The Common Shares that may be issued under the Purchase Agreement may be sold by us to the Selling Shareholder at our discretion from time-to-time over a 36-month period commencing on the date of the Purchase Agreement.

We generally have the right to control the timing and amount of any sales of our Common Shares to the Selling Shareholder under the Purchase Agreement. Sales of our Common Shares, if any, to the Selling Shareholder under the Purchase Agreement will depend upon market conditions and other factors. We may ultimately decide to sell to the Selling Shareholder all, some or none of the Common Shares that may be available for us to sell to the Selling Shareholder pursuant to the Purchase Agreement.

Because the purchase price per share to be paid by the Selling Shareholder for the Common Shares that we may elect to sell to the Selling Shareholder under the Purchase Agreement, if any, will fluctuate based on the market prices of Common Shares during the applicable purchase valuation period for each purchase made pursuant to the Purchase Agreement, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of Common Shares that we will sell to the Selling Shareholder under the Purchase Agreement, the purchase price per share that the Selling Shareholder will pay for shares purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by the Selling Shareholder under the Purchase Agreement, if any.

Moreover, although the Purchase Agreement provides that we may sell up to an aggregate of $25.0 million of our Common Shares to the Selling Shareholder; other than the Commitment Shares, only 5,000,000 Common Shares are being registered hereunder that we may elect to sell to the Selling Shareholder, in our sole discretion, from time-to-time from and after the date of, and pursuant to, the Purchase Agreement. Even if we elect to sell to the Selling Shareholder all of the Common Shares being registered for resale under this prospectus, depending on the market prices of our Common Shares at the time of such sales, the actual gross proceeds from the sale of all such shares may be substantially less than the $25.0 million total commitment under the Purchase Agreement, which could materially adversely affect our liquidity.

If we desire to issue and sell to the Selling Shareholder under the Purchase Agreement more than the 5,000,000 Common Shares being registered for resale under this prospectus, we would need to file with the SEC, one or more additional registration statements to register under the Securities Act the resale by the Selling Shareholder of any such additional Common Shares and the SEC would have to declare such registration statement or statements effective before we could sell additional shares.

Any issuance and sale by us under the Purchase Agreement of a substantial number of Common Shares in addition to the Common Shares being registered for resale by the Selling Shareholder under this prospectus could cause additional substantial dilution to our shareholders. The number of Common Shares ultimately offered for sale by the Selling Shareholder is dependent upon the number of Common Shares, if any, we ultimately sell to the Selling Shareholder under the Purchase Agreement.

Further, the resale by the Selling Shareholder of a significant number of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our Common Shares to decline and to be highly volatile.

Investors who buy shares at different times will likely pay different prices.

Pursuant to the Purchase Agreement, we will have discretion, subject to market demand, to vary the timing, prices and numbers of shares sold to the Selling Shareholder. If and when we do elect to sell Common Shares to the Selling Shareholder pursuant to the Purchase Agreement, the Selling Shareholder may resell all, some or none of such shares at any time or from time-to-time in its discretion and at different prices. As a result, investors who purchase shares from the Selling Shareholder in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Selling Shareholder in this offering as a result of future sales made by us to the Selling Shareholder at prices lower than the prices such investors paid for their shares in this offering.

We may require additional financing to sustain our operations and without it we will not be able to continue operations.

The extent to which we rely on the Selling Shareholder as a source of funding will depend on a number of factors, including the prevailing market price of our Common Shares, our ability to meet the conditions necessary to deliver advance notices under the Purchase Agreement and the extent to which we are able to secure funding from other sources. Regardless of the amount of funds we ultimately raise under the Purchase Agreement, if any, we expect to continue to seek other sources of funding. Even if we were to sell to the Selling Shareholder the total commitment of $25.0 million, of which to date we have not sold any Common Shares (other than the Commitment Shares), under the Purchase Agreement we will still need additional capital to fully implement our business plan.

Future sales and issuances of our Common Shares or other securities might result in significant dilution and could cause the price of our Common Shares to decline.

To raise capital, we may sell Common Shares, convertible securities or other equity securities in one or more transactions other than those contemplated by the Purchase Agreement, at prices and in a manner we determine from time-to-time. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional Common Shares, or securities convertible or exchangeable into Common Shares, in future transactions may be higher or lower than the price per share paid by investors in this offering. Any sales of additional shares will dilute our stockholders.

Sales of a substantial number of Common Shares in the public market or the perception that these sales might occur could depress the market price of our Common Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Common Shares. In addition, the sale of substantial numbers of our Common Shares could adversely impact their price.

Management will have broad discretion as to the use of the proceeds from the Purchase Agreement or any potential VWAP Purchase and uses may not improve our financial condition or market value.

Because we have not designated the amount of net proceeds or potential VWAP Purchase from the Purchase Agreement to be used for any particular purpose, our management will have broad discretion as to the application of such proceeds. Our management may use the proceeds for working capital and general corporate purposes that may not improve our financial condition or advance our business objectives.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “continue”, “believe”, “should”, “intend”, “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our product candidates, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the ability of NLS and Kadimastem to consummate the Merger;

●	the risks that the consummation of the Merger is substantially delayed or does not occur;

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

●	the expected benefits of the Merger;

●	the unexpected costs related to the proposed Merger;

●	the financial and business performance of NLS, including financial projections and business metrics and any underlying assumptions thereunder;

●	changes in NLS’s and Kadimastem’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	the implementation, market acceptance and success of NLS’s and Kadimastem’s business model;

●	NLS’s and Kadimastem’s ability to scale in a cost-effective manner;

●	developments and projections relating to NLS’s and Kadimastem’s competitors and industry;

●	NLS’s and Kadimastem’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	expectations regarding the time during which NLS will be an emerging growth company under the Jumpstart Our Business Startups Act;

●	NLS’s and Kadimastem’s future capital requirements and sources and uses of cash;

●	NLS’s and Kadimastem’s ability to obtain funding for their operations;

●	NLS’s and Kadimastem’s business, expansion plans and opportunities;

●	NLS’s and Kadimastem’s management and board of directors;

●	the listing of NLS’s securities on Nasdaq;

●	geopolitical risk and changes in applicable laws or regulations;

●	fluctuations in exchange rates between the foreign currencies in which NLS and Kadimastem typically do business and the United States dollar; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

Those factors are also discussed in the section “Risk Factors” beginning on page 13 of this prospectus.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” on page 13 of this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether or not, as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

This prospectus relates to our Common Shares that may be offered and sold from time-to-time by the Selling Shareholder. All of the Common Shares offered by the Selling Shareholder pursuant to this prospectus will be sold by the Selling Shareholder for its own account. We will not receive any of the proceeds from these sales.

We may receive up to $25.0 million aggregate gross proceeds under the Purchase Agreement from any sales we make to the Selling Shareholder pursuant to the Purchase Agreement. To date, we have not sold any Common Shares (other than the Commitment Shares), pursuant to the Purchase Agreement. However, we are unable to estimate the actual amount of proceeds that we may receive, as it will depend on the number of shares that we choose to sell, our ability to meet the conditions to purchases set forth in Purchase Agreement, market conditions and the price of our Common Shares, among other factors.

We expect to use any proceeds that we receive under the Purchase Agreement for working capital, which includes research and development to advance our technology, general corporate purposes, and pursuing strategic opportunities which include expanding our pipeline and investments in other companies that may not necessarily be aligned with our current business strategy. We cannot provide any assurance that we will be able to carry out any potential investments we may identify. As of the date of this prospectus, we cannot specify with certainty all of the particular uses, and the respective amounts we may allocate to those uses, for any net proceeds we receive. Accordingly, we will retain broad discretion over the use of these proceeds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Common Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2025:

●	On an actual basis; and

●	On a pro forma basis to give effect to the net proceeds to us from:

(i)	The issuance of 4,732,705 common shares pursuant to the Equity Line of Credit, resulting in aggregate net proceeds of approximately $10.6 million. Pre-funded warrants 192,308;

(ii)	The issuance of 192,308 pre-funded warrants at an exercise price of CHF 0.03 (approximately $0.04) per share, resulting in aggregate proceeds of approximately $7,000.

The information in this table should be read in conjunction with and is qualified by reference to the financial information thereto and other financial information incorporated by reference into this prospectus, including the section entitled “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes included in our Annual Report on Form 20-F filed with the SEC on May 16, 2025 (the “2024 Annual Report”) and our Unaudited Interim Condensed Financial Statements as of June 30, 2025 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached as Exhibits 99.1 and 99.2, respectively, to our Report of Foreign Private Issuer on Form 6-K, furnished on October 3, 2025 and incorporated by reference herein.

	As of June 30, 2025
U.S. dollars in thousands	Actual	Pro Forma
Cash and cash equivalents	$1,665,395	$9,797,677
Liabilities including current portion:
Accounts payable, including related party of $15,000 as of December 31, 2024	515,486	515,486
Other accrued liabilities	311,278	311,278
Total liabilities	826,764	826,764
Shareholders’ equity:
Preferred shares, CHF 0.80 ($0.80) par value, 206,452 registered shares issued and outstanding at December 31, 2024	166,353	166,353
Common shares, CHF 0.80 ($0.80) par value, 3,159,535 registered shares issued and outstanding at December 31,2024 and Pro-Forma 8,159,535	2,740,958	2,930,288
Additional paid-in capital	72,820,671	77,631,341
Accumulated deficit	(74,430,474)	(74,430,671)
Accumulated other comprehensive loss	108,853	108,853
Total shareholders’ equity	1,406,361	6,406,361

Total capitalization	$3,059,888	$7,233,125

The table above is based on 5,206,629 Common Shares outstanding as of October 22, 2025. This number excludes:

●	2,242,541warrants to purchase 2,242,541 Common Shares issued as part of equity raises;

●	495,359 Preferred shares convertible into 495,359 Common Shares issued to accredited investors;

●	583,198 Preferred participation certificates convertible into 613,128 Common Shares issued to accredited investors;

●	726,787 Prefunded warrants convertible into 726,787 Common Shares issued to accredited investors;

●	32,002 Options convertible into 32,002 Common Shares;

DESCRIPTION OF SHARE CAPITAL

This section of the prospectus includes a description of the material terms of the articles of association and of applicable Swiss law. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the complete text of the articles of association, which are filed as an exhibit to the registration statement of which this prospectus forms a part. You are urged to read the full text of the articles of association.

General

NLS is incorporated as a share corporation (Aktiengesellschaft) organized under the laws of Switzerland in accordance with articles 620 et seqq. of the CO with its registered office located at The Circle 6, 8058 Zurich, Switzerland, registration number CHE-447.067.367. Neither the articles of association nor the operation of law limit the duration of NLS.

Capital Structure of the NLS

Issued Share Capital

As of the date of this prospectus, 1,249,904 fully paid-in registered shares (Preferred Shares), with a par value of CHF 0.03, are issued and outstanding, and a participation capital (non-voting capital) of CHF 18,193.56, divided into 606,452 fully paid-in participation certificates (“PPC”), with a par value of CHF 0.03, are issued and outstanding.

Share Classes

The articles of association provide for three different classes of NLS shares: Common Shares, Preferred Shares and PPCs, each with a par value of CHF 0.03. Each Common Share and Preferred Share will carry one vote in general meetings of NLS, and the Common Shares as well as the Preferred Shares will be listed on the Nasdaq.

Ordinary Capital Increase, Capital Band and Conditional Share Capital

Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within six months in order to become effective. In the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive rights are withdrawn or where transformation of reserves into share capital is involved, a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented is required.

Under the Swiss Code of Obligations (the “CO”), our shareholders, by a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented, may empower our board of directors to issue shares of a specific aggregate nominal amount up to a maximum of 50% of the share capital in the form of:

●	capital band (Kapitalband) to be utilized by the board of directors within a period determined by the shareholders but not exceeding five years from the date of the shareholder approval; or

●	conditional capital (bedingtes Kapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants or our subsidiaries or other persons providing services to the Company or a subsidiary to subscribe for new shares (conversion or option rights).

Our Capital Band

As of December 31, 2024, the articles of association authorized our board of directors to increase the share capital (within a period of no more than five years) and set forth the nominal amount by which the board of directors may increase the share capital (such authorized capital may not exceed one-half of the existing share capital). The articles of association provided for capital band under article 3a of the articles of association according to which the capital band shall have an upper limit of CHF 3,979,498.80 and the board of directors was authorized at any time until November 8, 2029, to increase the share capital by a maximum of CHF 1,326,499.60 once or several times and in any amount by issuing up to 1,658,124 Common Shares. The articles of association also explicitly set forth the events for which a restriction or exclusion of the pre-emptive rights from the current shareholders is permitted.

Under our articles of association as of the date of the prospectus, there is no capital band instated. The board of directors may propose the re-introduction of a capital band in an upcoming shareholders’ meeting.

Within the limits of Swiss law, a general meeting of shareholders may increase or alter the capital band granted to the board of directors.

To affect any capital increase based on a capital band, the Company will have to follow the relevant procedures under Swiss law. In particular, the Company’s board of directors will have to issue a capital increase report (Kapitalerhöhungsbericht), approve a notarized confirmation resolution (Feststellungsbeschluss) on the capital increase and the articles of association, and obtain (i) duly executed subscription form(s) covering the subscription of the relevant number of new shares, (ii) a report of an audit firm relating to the withdrawal of the pre-emptive rights, as well as (iii) a banking confirmation confirming the payment of the aggregate nominal value of the respective number of new shares to a special Swiss bank account, all in accordance with Swiss law. The Company’s board of directors will subsequently have to file the relevant documentation accompanied by an application form with the competent commercial register. Any issuance of common shares based on such filing(s) is subject to the recording of the respective capital increase(s) in the commercial register in accordance with Swiss law and its publication in the electronic Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt).

Our Conditional Share Capital

Conditional Share Capital for Shareholders’ Options

As per our current version of the articles of association as of the date of this prospectus, our nominal share capital may be increased by a maximum aggregate amount of CHF 69,934.02 (CHF 1,282,499.60 as of December 31, 2024) through the issuance of not more than 2,321,134 registered shares with a nominal value of CHF 0.03 each (common shares) (1,603,124 Common Shares as of December 31, 2024), which would have to be fully paid-in, by the exercise of option rights granted to new shareholders in connection with a public offering of the Company and the listing of the shares. Shareholders will not have pre-emptive subscription rights in such circumstances. The holders of convertible bonds are entitled to the new shares upon the occurrence of the applicable conversion feature. Warrants that have been exercised in the meantime are not yet reflected in the articles of association of the Company by means of an increase of the issued share capital and the respective reduction of the conditional share capital.

When issuing convertible bonds, the board of directors is authorized to withdraw or to limit the advance subscription right of shareholders to subscribe to the convertible bond issuance:

●	for the purpose of financing or refinancing the acquisition of enterprises, divisions thereof, or of participations or of newly planned investments of the Company; or

●	if the issuance occurs in domestic or international capital markets, including private placements.

To the extent that the advance subscription rights are withdrawn, (i) the convertible bonds are to be issued at market conditions; (ii) the term to exercise the option or conversion rights may not exceed ten years as of the date of the convertible bond issue and twenty years for conversion rights; and (iii) the exercise price for the new shares must at least correspond to the market conditions at the time of the convertible bond issuance. The exercise of the conversion or option rights and the waiver of these rights shall be in writing or electronically. The electronic exercise or waiver does not require a qualified electronic signature.

Conditional Share Capital for Employee and Advisory Options

As per our current version of the articles of association as of the date of this prospectus, our nominal share capital may, to the exclusion of the pre-emptive subscription rights of shareholders, be increased out of the conditional share capital of the Company by a maximum aggregate amount of CHF 1,650.00 (CHF 42,182 as of December 31, 2024) through the issuance of not more than 55,000 registered Common Shares with a nominal value of CHF 0.03 each (2,108,100 Common Shares as of December 31, 2024), which would have to be fully paid-in, by the exercise of option or conversion rights that have been granted to employees, members of the board of directors or consultants of the Company or of one of our subsidiaries, if any, or other persons providing services to the Company or a subsidiary, if any, through one or more equity incentive plans created by the board of directors. If this conditional share capital is not sufficient for our future equity incentive plan, then we intend to rely on the capital band, which we will have to dedicate for that purpose, or, alternatively, if such conditional or capital band is not sufficient, then we intend to seek shareholder approval for the equity incentive plan(s) that we may seek to implement. The exercise of the conversion or option rights and the waiver of these rights shall be in writing or electronically. The electronic exercise or waiver does not require a qualified electronic signature.

Pre-emptive Rights

Pursuant to the CO, shareholders have pre-emptive rights (Bezugsrechte) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of conversion rights, convertible bonds or similar debt instruments.

A resolution passed at a general meeting of shareholders by two-thirds of the votes represented and the absolute majority of the nominal value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive rights and/or advance subscription rights in certain circumstances. If pre-emptive rights are granted, but not exercised, the board of directors may allocate the pre-emptive rights as it elects.

With respect to our capital band, the board of directors is authorized by our articles of association to withdraw or to limit the pre-emptive rights of shareholders, and to allocate them to third parties or to us, in the event that the newly issued shares are used for a purpose set forth in our articles of association.

Uncertificated Securities

Our shares are uncertificated securities (Wertrechte, within the meaning of the CO) and, if and when administered by a financial intermediary (Verwahrungsstelle, within the meaning of the Federal Act on Intermediated Securities (“FISA”)), qualify as intermediated securities (Bucheffekten, within the meaning of the FISA). In accordance with art. 973c of the CO, we maintain a non-public register of uncertificated securities (Wertrechtebuch).

If registered in our share register, a shareholder may at any time request from us a written confirmation with respect to such person’s shares. The Company may issue certificates representing one or several shares at any time. Shareholders are not entitled, however, to request the printing and delivery of certificates.

Participation Certificates and Profit-sharing Certificates

As of December 31, 2024, the Company had 598,539 Preferred Shares (Vorzugsaktien) issued and outstanding. The Company also had 1,014,365 PPCs (Partizipationsscheine) with a nominal value of CHF 0.80 issued as of such date. As of date of the prospectus, the Company had 1,249,904 registered preferred shares with a nominal value of CHF 0.03 each issued and 606,452 PPCs with a nominal value of CHF 0.03 each issued as of such date. The Company had no profit sharing certificates (Genussscheine) issued as of such date. The PPCs are identical to the Preferred Shares, including dividend rights, and liquidation preferences, but do not carry any voting rights. The Preferred Shares bear voting rights under Swiss corporate law, unless contractually removed.

The Preferred Shares confer the following privileges: Dividends resolved by the general meeting are distributed to the holder of Preferred Shares and PPCs until they have received 8% of the issue price of their Preferred Shares or PPCs. If the dividend falls short of this amount, it shall be distributed among the holders of Preferred Shares and PPCs according to the nominal values held by them. In second priority, the dividends are distributed to the holders of Common Shares, Preferred Shares and PPCs in accordance with the statutory provisions. If new Preferred Shares are issued, the holders of Preferred Shares shall have the right to subscribe for all newly issued Preferred Shares in proportion to their respective participation in the total nominal value of the Preferred Shares. If holders of Preferred Shares do not exercise their subscription rights, these are offered once to the other holders of Preferred Shares for subsequent subscription. After that, any subscription rights not exercised by the holders of Preferred Shares shall be allocated to the holders of Common Shares. Each category of shares is entitled to be represented on the board of directors by at least one member.

No Additional Capital Contributions

Under Swiss law, shareholders are not obliged to make any capital contribution in excess of the subscription amount, which can be under no circumstance less than the nominal value per share.

General Meeting of Shareholders: Meetings and Powers

The general meeting of shareholders is our supreme corporate body. Under Swiss law, an annual, ordinary general meeting of shareholders must be called on an annual basis and we may hold extraordinary general meetings of shareholders in addition to any annual general meeting. Under Swiss law, an ordinary general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In our case, this means on or before the 30th day of June.

The following (non-exhaustive) powers are vested exclusively in the general meeting of shareholders:

●	adopting and amending our articles of association;

●	electing the members of the board of directors, the chairman of the board of directors, the members of the compensation, nomination and governance committee, the auditors and the independent proxy holder (a person annually elected by the general meeting of shareholders and who may represent our shareholders at a general meeting of shareholders as a proxy solicitor);

●	approving the annual report, the annual statutory financial statements and the consolidated financial statements, and deciding on the allocation of profits as shown on the balance sheet, in particular with regard to dividends and bonus payments to members of the board of directors;

●	approving the compensation of members of the board of directors and executive management, which under Swiss law is not necessarily limited to the executive officers;

●	discharging the members of the board of directors and executive management from liability with respect to their tenure in the previous financial year;

●	dissolving the Company with or without liquidation; and

●	deciding matters reserved to the general meeting of shareholders by law or our articles of association or that are presented to it by the board of directors.

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or, under certain circumstances, by our auditor, liquidator or bondholder (or the representatives of convertible bondholders), if any. In addition, in accordance with the CO, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least 5% of our share capital or votes request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. According to the CO, if the most recent annual accounts indicate that the assets less the liabilities no longer cover half of the sum of the share capital, then the statutory capital reserve is not to be repaid to the shareholders and the statutory retained earnings, and the board of directors shall take measures to rectify the loss of capital. It shall take, where necessary, further measures to restructure the company or shall convene an extraordinary general meeting to request the approval of such measures if they fall within the competence of the general meeting.

Voting and Quorum Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the absolute majority of shares represented at the general meeting of shareholders, unless otherwise stipulated by law.

A resolution of the general meeting of the shareholders passed by two-thirds of the votes represented at the meeting and the absolute majority of the nominal value of the shares represented is required for:

●	any amendment of the Company’s objectives;

●	the consolidation of shares, insofar as this does not require the consent of all shareholders concerned;

●	the introduction of shares with preferential voting rights;

●	any restriction on the transferability of registered shares;

●	creating of capital band or conditional share capital;

●	a capital increase funded by equity, against contributions in kind or for the purpose of funding acquisitions in kind and the granting of special privileges;

●	the conversion of participation certificates into shares;

●	any restriction or cancellation of the subscription right (i.e., pre-emptive rights);

●	the change of the currency of the Company’s share capital;

●	the introduction of the casting vote of the chairperson in the general meeting;

●	a relocation of the seat (registered office) of the Company;

●	the delisting of the Company’s equity securities;

●	a provision in the articles of association concerning the holding of the general meeting abroad;

●	the introduction of an arbitration clause in the articles of association; and

●	the dissolution of the Company.

The same voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets (the “Swiss Merger Act”) (including a merger, demerger, or conversion of a corporation).

In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Additionally, before a resolution to approve the management report and consolidated accounts can be passed, our auditor must also be present at such general meeting of the shareholders, unless the general meeting of the shareholders waives such attendance by unanimous decision of those present. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

Notice

General meetings of shareholders must be convened by the board of directors at least twenty days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by letter, facsimile or electronic mail. The notice of a general meeting of shareholders must state the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. Except in the limited circumstances listed below, a resolution may not be passed at a general meeting without proper notice. This limitation does not apply to proposals to convene an extraordinary general meeting of shareholders, the initiating of a special audit or the election of an auditor upon request of a shareholder. No previous notification is required for proposals concerning items included in the agenda or for debates that do not result in a vote. The notice period for a general meeting of shareholders may be waived if all shareholders are present or represented at such meeting (Universalversammlung).

Agenda Requests

Pursuant to Swiss law, Shareholders may request that items be placed on the agenda, provided they together hold at least 0.5% of the share capital or of the votes in the Company. To be timely, the shareholder’s request must be received by us at least 30 calendar days in advance of the meeting. The request must be made in writing and contain, for each of the agenda items, the following information:

●	a brief description of the business desired to be brought before the ordinary general meeting of shareholders and the reasons for conducting such business at the ordinary general meeting of shareholders;

●	the name and address, as they appear in the share register, of the shareholder proposing such business; and

●	all other information required under the applicable laws and stock exchange rules.

In accordance with Swiss law, a business report, compensation report (as prepared by our board of directors) and an auditor’s report must be made available no later than 20 days prior to the ordinary general meeting of shareholders. If the documents are not electronically accessible, any shareholder may request that they be sent to them in good time.

Voting Rights

The right to vote, and the other rights of share ownership, may only be exercised by shareholders (including any nominees) or usufructuaries (a person who has the right to enjoy the use and advantages of another’s property short of the destruction or waste of its substance), who are entered in our share register at cut-off date determined by the board of directors, as authorized by our articles of association and Swiss law. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy holder (annually elected by the general meeting of shareholders), another registered shareholder or third person with written authorization to act as proxy or the shareholder’s legal representative. The chairman of the board of directors has the power to decide whether to recognize a power of attorney.

Dividends and Other Distributions

Our board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Dividend payments require a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. In addition, our auditor must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association.

Under Swiss law, we may pay dividends if we have sufficient distributable profits brought forward from the previous business years (Gewinnvortrag), or if we have distributable reserves (frei verfügbare Reserven), each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the articles of association have been deducted. The general meeting may also resolve to pay an interim dividend based on an interim account. The external auditor must review the interim account before the general meeting passes the resolution. The provisions governing dividends apply.

Under our articles of association and in accordance with Swiss law, only our shareholders have the power to approve the payment of any dividends.

Distributable reserves are generally booked either as “free reserves” (freie Reserven) or as “reserve from capital contributions” (Reserven aus Kapitaleinlagen). Under the CO, 5% of the annual profit shall be assigned to the statutory retained earnings (gesetzliche Gewinnreserve). The statutory retained earnings (gesetzliche Gewinnreserve) shall be increased until, when taken together with the statutory capital reserve (gesetzliche Kapitalreserve), they reach one half of the share capital specified in the commercial register. The CO permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, the CO, under certain circumstances, requires the creation of revaluation reserves which are not distributable.

Distributions out of issued share capital (i.e. the aggregate nominal value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. The share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital.

If the share capital is reduced, then the board of directors shall notify the creditors that they may request security by registering their claims. The notice must be published in the Swiss Official Gazette of Commerce. Applications to register claims must be made in writing, specifying the amount of and legal grounds for the claim. The Company must secure the creditors’ claims to the extent that the previous cover has been reduced by the capital reduction, provided the creditors request it to do so within 30 days of publication in the Swiss Official Gazette of Commerce. The obligation to secure claims lapses if the company meets the claim or proves that there is no risk that the claim will not be met as a result of reducing the share capital. If the audit confirmation is available, it may be presumed that there is no risk that the claim will not be met.

Our board of directors determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment; however, the shareholders, upon request of the board of directors, may resolve at the general meeting of shareholders to defer the due date of the dividend payments (e.g., in quarterly or other installments).

Transfer of Shares

Shares in uncertificated form (Wertrechte) may only be transferred by way of assignment. Shares that constitute intermediated securities (Bucheffekten) may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with the relevant provisions of the FISA.

Voting rights may be exercised only after a shareholder has been entered in our share register (Aktienbuch) with his, her or its name and address (in the case of legal entities, the registered office) as a shareholder with voting rights. Any acquirer of our shares who is not registered in our share register as a shareholder with voting rights will, assuming the acquirer holds our shares as of the record date, still be entitled to dividends and other rights with financial value with respect to such shares.

Inspection of Books and Records

Under the CO, a shareholder has a right to inspect our share register with respect to his own shares and otherwise to the extent necessary to exercise his shareholder rights. No other person has a right to inspect our share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets.

If the shareholders’ inspection rights, as outlined above, prove to be insufficient in the judgment of the shareholder, then any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special audit in a special investigation. If the general meeting of shareholders approves the proposal, a company or any shareholder may, within 30 calendar days after the general meeting of shareholders, request the competent court in Kloten (Zurich), where our registered office is located, to appoint a special auditor. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 5% of the share capital or votes may within three months’ request that the court appoint a special auditor. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive management infringed the law or our articles of association and thereby caused damages to the Company or our shareholders.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are governed by the Swiss Merger Act (i.e. mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented.

If a transaction under the Swiss Merger Act receives all of the necessary consents, then there are no appraisal rights and all shareholders are compelled to participate.

Swiss corporations may be acquired by an acquirer through the direct acquisition of the share capital of the Swiss corporation. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation). Following a statutory merger or demerger, pursuant to the Swiss Merger Act, shareholders can file an appraisal action against the surviving company. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.

In addition, under Swiss law, the sale of  “all or substantially all of our assets” (faktische Liquidation) by us may require the approval of two-thirds of the number of shares represented at a general meeting of shareholders and the absolute majority of the nominal value of the Common Shares represented. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

●	a core part of our business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

●	our assets, after the divestment, are not invested in accordance with our statutory business purpose; and

●	the proceeds of the divestment are not earmarked for reinvestment in accordance with the Company’s business purpose but, instead, are intended for distribution to our shareholders or for financial investments unrelated to our business.

Board of Directors

Pursuant to Swiss law and according to our articles of association, the board of directors shall consist of three or more members, none of which need to be shareholders.

Swiss law requires that any listed company exceeding two of the three thresholds specified in art. 727 para.1 no. 2 of the CO in two successive financial years shall have each gender represented by at least 30% on the board of directors and 20% on the executive management team. If a company fails to comply, it must be disclosed in the remuneration report, including an explanation and a designation of measures to be taken to reconcile the failed compliance. For our board of directors, this rule will apply, subject to meeting the thresholds required under the CO, from the business year 2026, whereas for the executive management from the business year 2031. The triggering thresholds are (i) a balance sheet total of 20 million CHF, (ii) sales revenue of 40 million CHF and (iii) an average of 250 full-time per year.

The members of our board of directors are elected by the general meeting of shareholders for a term of one year. A year within the meaning of this provision is the period between two ordinary general meetings of shareholders. If a member of the board of directors retires or is replaced, his successor shall continue in office until the end of his predecessor’s term. Each member of our board of directors must be elected individually.

Powers

Our board of directors has the following non-delegable and inalienable powers and duties:

●	the overall management of the company and the issuing of all necessary directives;

●	determination of our appropriate management organization, including the power to define responsibilities and duties of our corporate bodies as well as our internal hierarchy;

●	the organization of the accounting, financial control and financial planning systems as required for management of the Company;

●	the appointment and dismissal of persons entrusted with managing and representing the Company;

●	overall supervision of the persons entrusted with managing the Company, in particular with regard to compliance with the law, articles of association, operational regulations and directives;

●	compilation and issuance of an annual report, preparation for the general meeting and implementation of its resolutions;

●	notification to the court in the event that the Company is over-indebted; and

●	preparing the remuneration report.

According to Article 17 of our articles of association, the board of directors may assign the preparation and the implementation of its resolutions or the supervision of business transactions with regard to the non-transferable and inalienable duties to committees or individual members. In the event that our board of directors assigns duties in accordance with our articles of association and Swiss law, the board of directors shall design and implement reporting policies describing how such an assignment would be carried out by a committee or individual member.

Based on Article 18 of our articles of association, our board of directors may completely or partially delegate the power to manage the Company to one or more of its members (managing directors) or to third persons (managers).

Indemnification of Executive Management and Directors

According to Swiss Law and our articles of association, the general meeting of shareholders has the authority to grant discharge to the members of the board of directors from liability. The effect of the resolution of release (discharge) by the general meeting of shareholders is effective only for disclosed facts and only as against the Company and those shareholders who approved the resolution or who have since acquired their shares in full knowledge of the resolution. The right of action of other shareholders lapses twelve months after the resolution of release.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the employer.

Conflict of Interest, Management Transactions

The CO provides that the members of the board of directors and the executive management shall inform the board of directors immediately and comprehensively of any conflicts of interest affecting them. The board of directors shall take the measures required to safeguard the company’s interests. Our directors and executive officers are personally liable to us for a breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the Company’s management are liable to the Company, each shareholder and the Company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the Company’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the Company if such shareholder or director acted in bad faith.

Principles of the Compensation of the Board of Directors and the Executive Management

Pursuant to Swiss law, our shareholders must annually approve the compensation of the board of directors and the persons whom the board of directors has, fully or partially, entrusted with the management of the Company. The board of directors must issue, on an annual basis, a written compensation report that must be reviewed together with a report on our business by our auditor. The compensation report must disclose all compensation, loans and other forms of indebtedness granted by the Company, directly or indirectly, to current or former members of the board of directors and executive management to the extent related to their former role within the Company or not on customary market terms.

The disclosure concerning compensation, loans and other forms of indebtedness must include the aggregate amount for the board of directors and the executive management as well as the particular amount for each member of the board of directors and executive officer, specifying the name and function of each respective person.

Certain forms of compensation are prohibited for members of our board of directors and executive management, such as:

●	severance payments provided for either contractually or in the articles of association (compensation due until the termination of a contractual relationship does not qualify as severance payment);

●	advance compensation;

●	compensation paid on conditions other than the customary market conditions connected with a previous activity as a corporate body of the Company;

●	compensation related to a ban on competition that exceeds the average remuneration for the last three financial years, or compensation related to a ban on competition that is not justified on business grounds;

●	joining bonuses that do not compensate for a verifiable financial disadvantage;

●	incentive fees for the acquisition or transfer of corporations or parts thereof by the Company or by companies being, directly or indirectly, controlled by us;

●	loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association; and

●	equity securities and conversion and option rights awards not provided for in the articles of association.

Compensation to members of the board of directors and executive management for activities in entities that are, directly or indirectly, controlled by the Company is prohibited if the compensation (i) would have been prohibited if it was paid directly by the Company, (ii) is not provided for in the articles of association or (iii) has not been approved by the general meeting of shareholders.

The general meeting of shareholders votes on the compensation received directly or indirectly by the board of directors, the executive management and the advisory board (Beirat). The general meeting of shareholders must vote annually on the compensation of its board of directors, executive management and the advisory board, and accordingly, at such a meeting, the vote of the general meeting of shareholders shall have a binding effect.

In the event that the general meeting of shareholders votes prospectively on the compensation of the executive management, the articles of association may provide for an additional amount for the compensation of the members of the executive management appointed after the vote.

The additional amount may only be used if the total amount of the compensation of the executive management decided by the general meeting of shareholders is not sufficient for the compensation of the new members until the next vote of the general meeting of the shareholders.

The general meeting of shareholders shall not vote on the additional amount of compensation.

Borrowing Powers

Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.

Repurchases of Shares and Purchases of Own Shares and Other Limitations on the Rights to Own Securities

The CO limits our right to purchase and hold our own shares. We and our subsidiaries may purchase shares only if and to the extent that (i) freely disposable equity capital is available in the required amount; and (ii) the combined nominal value of all such shares does not exceed 10% of the share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%. We currently do not have any transfer restriction in our articles of association. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within a reasonable time.

Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.

Swiss law and/or our articles of association do not impose any restrictions on the exercise of voting or any other shareholder rights by shareholders residing outside of Switzerland.

Notification and Disclosure of Substantial Share Interests

The disclosure obligations generally applicable to shareholders of Swiss corporations under the Swiss Financial Market Infrastructure Act do not apply to us since our shares are not listed on a Swiss exchange. Similarly, the Swiss takeover regime imposes a duty on any person or group of persons who acquires more than one-third of a company’s voting rights to make a mandatory offer for all of the company’s outstanding listed equity securities. However, these protections are applicable only to issuers that list their equity securities in Switzerland and, because our Common Shares are listed exclusively on Nasdaq, is not applicable to us.

Warrants

The Company has warrants that are registered under Section 12 of the Exchange Act. The Company issued 5,542,168 of such warrants in February 2021 in conjunction with its initial public offering. The warrants entitle the registered holder to purchase Common Shares at a price equal to $4.15 per share, subject to adjustment as discussed below, immediately following the issuance of such warrants and terminating at 5:00 p.m., New York City time, five years after their issuance. Warrants that have been exercised in the meantime are not yet reflected in the articles of association of the Company by means of an increase of the issued share capital and the respective reduction of the conditional share capital.

The exercise price and number of Common Shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend or recapitalization, reorganization, merger or consolidation. Except by virtue of such holder’s ownership of our Common Shares, the holder of warrants does not have rights or privileges of a shareholder, including any voting rights, until the holder exercises such warrant.

The warrants were issued in registered form under a warrant agency agreement between a warrant agent, VStock Transfer LLC, and us. The warrants were initially being represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (“DTC”), and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Nonresident or Foreign Owners

Swiss law and NLS’s articles of association do not impose any specific limitations on owners of our shares who do not reside in Switzerland to hold or vote their shares in NLS.

Exchange Controls

Other than sanctions against specific countries, individuals, and organizations, there are currently no governmental laws, decrees, regulations or other legislation in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of our shares.

Duration and Liquidation

Under Swiss law, unless the duration of a company is limited by its articles of association, a company may be dissolved at any time by way of liquidation, or, in the case of a merger with the Swiss Merger Act (Fusionsgesetz), based on a resolution of a shareholders’ meeting, which must be passed by a majority as provided by Swiss law or the relevant company’s articles of association, as the case may be. The articles of association do not limit the duration of NLS and provide that the majority required for the shareholders’ meeting to resolve on the liquidation of NLS is a Supermajority Vote.

Dissolution and liquidation by court order is also possible if, among other things, (i) the company becomes bankrupt or (ii) shareholders holding at least 10% of the company’s share capital so request for important reasons. Under Swiss law, any surplus arising out of a liquidation (after settlement of all the claims of the company’s creditors) is distributed in proportion to the paid-up par value of shares held. This surplus is subject to Swiss federal withholding tax, except if paid out of reserves from qualifying capital contributions (Reserven aus Kapitaleinlagen).

A dissolution and winding up of a Swiss company requires a Supermajority Vote. The articles of association may increase the voting thresholds required for such a resolution (but only by way of a resolution with the majority stipulated by law).

Taxation

NLS is a Swiss company, subject to taxation in the Canton of Zurich as from December 10, 2021 onwards (formerly, Canton of Nidwalden). The Company is taxed at a current effective income tax rate of approximately 19% (including direct federal as well as cantonal/communal taxes). In addition, an annual capital tax rate of approximately 0.16% is levied on the net equity of the Company.

Based on a vote by eligible Swiss voters in Switzerland on May 19, 2019, Switzerland reformed certain elements of its corporate tax law which impact the taxation of NLS (including the abolition of the mixed company privilege at cantonal/communal level). These new federal regulations went into effect as of January 1, 2020. Regarding the implementation of certain measures on the cantonal level, a referendum was put up for a vote in the Canton of Nidwalden. Following a vote during the year ended December 31, 2020, the referendum passed and took effect in the Canton of Nidwalden. Transitional measures were implemented for companies that were previously under the abolished mixed company regime at cantonal/communal levels to prevent over-taxation on hidden reserves generated under said regime. NLS applied for the special tax rate solution that provides for a separate taxation over five years of the portion of the profit based on realization of hidden reserves and goodwill which were previously not taxed under the mixed company regime. After the company changed its registered office, the same transitional measure has been applied for and granted in the canton of Zurich.

Swiss Federal Withholding Tax on Dividends and other Distributions

Dividend payments and similar cash or in-kind distributions on the Common Shares (including dividends on liquidation proceeds and stock dividends) that the Company makes to shareholders are subject to Swiss federal withholding tax (Verrechnungssteuer) at a rate of 35% on the gross amount of the dividend. The Company is required to withhold the Swiss federal withholding tax from the dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contribution reserves (Reserven aus Kapitaleinlagen) are not subject to Swiss federal withholding tax.

The redemption of Common Shares may under certain circumstances (in particular, if the Common Shares are redeemed for subsequent cancellation) be taxed as a partial liquidation for Swiss federal withholding tax purposes, with the consequence that the difference between the repurchase price and the par value of the shares (Nennwertprinzip) plus capital contribution reserves (Reserven aus Kapitaleinlagen) is subject to Swiss federal withholding tax.

The Swiss federal withholding tax is refundable or creditable in full to a Swiss tax resident corporate and individual shareholder as well as to a non-Swiss tax resident corporate or individual shareholder who holds the Common Shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, if such person is the beneficial owner of the distribution and, in the case of a Swiss tax resident individual who holds the Common Shares as part of his or her private assets, duly reports the gross distribution received in his or her individual income tax return or, in the case of a person who holds the Common Shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, recognizes the gross dividend distribution for tax purposes as earnings in the income statements and reports the annual profit in the Swiss income tax return.

If a shareholder who is not a Swiss resident for tax purposes and does not hold the Common Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes in Switzerland, receives a distribution from the Company, the shareholder may be entitled to a full or partial refund or credit of Swiss federal withholding tax incurred on a taxable distribution if the country in which such shareholder is resident for tax purposes has entered into a treaty for the avoidance of double taxation with Switzerland and the further prerequisites of the treaty for a refund have been met. Shareholders not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund or credit) may differ from country to country.

Individual and Corporate Income Tax on Dividends

Swiss resident individuals holding the Common Shares as part of their private assets who receive dividends and similar distributions (including stock dividends and liquidation proceeds), which are not repayments of the par value (Nennwertrückzahlungen) of the Common Shares or reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) are required to report such payments in their individual income tax returns and are liable to Swiss federal, cantonal and communal income taxes on any net taxable income for the relevant tax period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70% of their value (Teilbesteuerung), if the investment amounts to at least 10% of nominal share capital of the Company. All Swiss cantons have introduced partial taxation measures at cantonal and communal levels.

Swiss resident individuals as well as non-Swiss resident individual taxpayers holding the Common Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal individual or corporate income taxes, as the case may be, on any net taxable earnings accumulated (including the payment of dividends) for such period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70% (Teilbesteuerung), if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (gewillkürtes Geschäftsvermögen) according to Swiss tax law and amounts to at least 10% of nominal share capital of the Company. All cantons have introduced partial taxation measures at cantonal and communal levels.

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the Common Shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal corporate income taxes on any net taxable earnings accumulated for such period. Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the Common Shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland may be eligible for participation relief (Beteiligungsabzug) in respect of dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) if the Common Shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million or represent at least 10% of the nominal share capital of the Company or give entitlement to at least 10% of the profits and reserves of the Company, respectively.

Recipients of dividends and similar distributions on the Common Shares (including stock dividends and liquidation proceeds) who neither are residents of Switzerland nor during the current taxation year have engaged in a trade or business in Switzerland and who are not subject to taxation in Switzerland for any other reason are not subject to Swiss federal, cantonal or communal individual or corporate income taxes in respect of dividend payments and similar distributions because of the mere holding of the Common Shares.

Wealth and Annual Capital Tax on Holding of Common Shares or Preferred Shares or Warrants

Swiss resident individuals and non-Swiss resident individuals holding the Common Shares or Preferred Shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to report their Common Shares as part of their wealth and will be subject to cantonal and communal wealth tax to the extent the aggregate taxable net wealth is allocable to Switzerland.

Swiss resident corporate taxpayers and non-Swiss resident corporate taxpayers holding the Common Shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to cantonal and communal annual capital tax on the taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

Individuals and corporate taxpayers not resident in Switzerland for tax purposes and not holding the Common Shares or Preferred Shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are not subject to wealth or annual capital tax in Switzerland because of the mere holding of the Common Shares or Preferred Shares and/or Warrants.

Capital Gains on Disposal of Common Shares or Preferred Shares or Warrants

Swiss resident individuals who sell or otherwise dispose of the Common Shares or Preferred Shares or Warrants realize a tax-free capital gain, or a non-tax deductible capital loss, as the case may be, provided that they hold the Common Shares or Preferred Shares, as part of their private assets. Under certain circumstances, the sale proceeds may be requalified into taxable income (e.g., if the taxpayer is deemed to be a professional securities dealer). Capital gains realized on the sale of the Common Shares or Preferred Shares or Warrants held by Swiss resident individuals, as well as non-Swiss resident individuals and corporate taxpayers holding the Common Shares or Preferred Shares or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to Swiss federal, cantonal and communal individual tax, as the case may be. This also applies to Swiss resident individuals who, for individual income tax purposes, are deemed to be professional securities dealers for reasons of, inter alia, frequent dealing and debt-financed purchases. Capital gains realized by resident individuals who hold the Common Shares as business assets might be entitled to reductions or partial taxations similar to those mentioned above for dividends (Teilbesteuerung) if certain conditions are met (e.g., holding period of at least one year and participation of at least 10% of nominal share capital of the Company).

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the Common Shares or Preferred Shares or Warrants in connection with the conduct of a trade or business, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize such capital gain in their income statements for the relevant tax period. Corporate taxpayers may qualify for participation relief on capital gains (Beteiligungsabzug), if the Common Shares sold during the tax period represent at least 10% of the Company’s share capital or if the Common Shares sold give entitlement to at least 10% of the Company’s profits and reserves and were held for at least one year. The tax relief applies to the difference between the sale proceeds of Common Shares by the Company and the acquisition costs of the participation (Gestehungskosten).

Individuals and corporations not resident in Switzerland for tax purposes and not holding the Common Shares or Preferred Shares or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, are not subject to Swiss federal, cantonal and communal individual income or corporate income tax, as the case may be, on capital gains realized on the sale of the Common Shares or Preferred Shares or Warrants.

Gift and Inheritance Tax

Transfers of Common Shares or Preferred Shares or Warrants may be subject to cantonal and/or communal inheritance or gift taxes if the deceased or the donor or the recipient were resident in a Canton levying such taxes.

Swiss Issuance Stamp Duty

NLS is subject to paying to the Swiss Federal Tax Administration a 1% Swiss federal issuance stamp tax (Emissionsabgabe) on any increase of the nominal share capital of NLS (including capital surplus) or any other equity contributions received by NLS (with or without issuance of shares). Certain costs incurred in connection with the issuance of shares (if any) may be deductible. There are several exemptions from issuance stamp tax that may apply under certain circumstances (e.g., certain intercompany reorganizations).

Swiss Securities Transfer Tax

The purchase or sale (or other financial transfer) of the Common Shares or Preferred Shares, whether by Swiss residents or non-Swiss residents, may be subject to Swiss securities transfer tax of up to 0.15%, calculated on the purchase price or the proceeds if the purchase or sale occurs through or with a bank or other securities dealer in Switzerland or Liechtenstein as defined in the Swiss Federal Stamp Duty Act as an intermediary or party to the transaction unless an exemption applies.

Automatic Exchange of Information in Tax Matters

On November 19, 2014, Switzerland signed the multilateral competent authority agreement on the automatic exchange of financial account information, which is intended to ensure the uniform implementation of automatic exchange of information (the “AEOI”).

The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. Switzerland has concluded a multilateral agreement with the EU on the AEOI in tax matters (the “AEOI Agreement”). This AEOI Agreement entered into force as of January 1, 2017 and applies to all 28 member states as well as Gibraltar. Furthermore, on January 1, 2017, the multilateral competent authority agreement on the automatic exchange of financial account information and, based on such agreement, a number of bilateral AEOI agreements with other jurisdictions entered into force. The Federal Act on the International Automatic Exchange of Information in Tax Matters (the “AEOI Act”), which is the primary legal basis for the implementation of the AEOI standard in Switzerland, entered into force on January 1, 2017 as well.

Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include Common Shares or Preferred Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or in a treaty state since 2017, and exchanges it since 2018. Switzerland has signed and is expected to sign further bi- or multilateral AEOI in tax matter agreements with other countries, which entered into force on January 1, 2018 or January 1, 2019 or will enter into force at a later date.

A list of such multilateral agreements and bilateral agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance.

On February 27, 2019, the Federal Council (Bundesrat) initiated the consultation on the revision of the AEOI Act and ordinance on the AEOI (the “AEOI Ordinance”). The consultation proposal takes account of recommendations from the Global Forum on Transparency and Exchange of Information for Tax Purposes. They concern, among other things, certain due diligence and registration obligations, the maintenance of a document retention obligation for reporting Swiss financial institutions, as well as definitions thereunder. Some exceptions have also been removed or adapted. The amendments to the AEOI Act and AEOI Ordinance entered into force on January 1, 2021. Further revisions of the AEOI Act and the AEOI Ordinance concerning the Common Reporting Standard (“CRS”) are expected in June 2024 and to be implemented in 2026. It is expected that the amendments include a revision of the CRS for financial accounts and the addition of a new Crypto-Asset Reporting Framework.

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of the Foreign Account Tax Compliance Act. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. On September 20, 2019, the protocol of amendment to the double taxation treaty between the U.S. and Switzerland entered into force, allowing U.S. competent authority in accordance with the information reported in aggregated form to request all the information on U.S. accounts without a declaration of consent and on nonconsenting nonparticipating financial institutions.

Implementation of the OECD Global Minimum Tax in Switzerland

In light of the OECD Base erosion and profit shifting initiative, Switzerland has introduced by means of an ordinance the OECD global minimum tax rate for large multinational enterprises. The people and cantons approved the necessary constitutional amendment in a popular vote on June 18, 2023. During its meeting on December 22, 2023, the Federal Council decided to implement the minimum tax rate with the introduction of a supplementary tax in Switzerland from January 1, 2024, and in its meeting on September 4, 2024 the Federal Council decided to additionally implement the international minimum tax from January 1, 2025. Based on such ordinance large multinational enterprises with global turnover of at least EUR 750 million which are effectively taxed below 15% will be liable to a top-up tax (Ergänzungssteuer), in line with the OECD framework for the Qualified Domestic Minimum Top-up Tax and the Income Inclusion Rule up to 15% minimum taxation.

SELLING SHAREHOLDER

This prospectus relates to the possible resale from time-to-time by the Selling Shareholder of any or all of the Common Shares that have been or may be issued by us to the Selling Shareholder under the Purchase Agreement. For additional information regarding the issuance of Common Shares covered by this prospectus, see the section titled “Prospectus Summary – Common Share Purchase Agreement with the Selling Shareholder” above. Except for the transactions contemplated by the Purchase Agreement, the Selling Shareholder does not, and has not had, any material relationship with us.

The table below presents information regarding the Selling Shareholder and the Common Shares that it may offer from time-to-time under this prospectus. This table is prepared based on information supplied to us by the Selling Shareholder. The number of shares in the column “Maximum Number of Common Shares to be Offered Pursuant to this Prospectus” represents all of the Common Shares that the Selling Shareholder may offer under this prospectus. The Selling Shareholder may sell some, all or none of its shares in this offering. We do not know how long the Selling Shareholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Shareholder regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes Common Shares with respect to which the Selling Shareholder has voting and investment power. The percentage of Common Shares beneficially owned by the Selling Shareholder prior to the offering shown in the table below is based on an aggregate of 5,206,629 of our Common Shares outstanding on October 22, 2025. The number of shares that may actually be sold by us under the Purchase Agreement may be fewer than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the Selling Shareholder pursuant to this prospectus.

Name of Selling Shareholder	Number of Shares of Common Shares Owned Prior to Offering		Maximum Number of Common Shares to be Offered Pursuant to this Prospectus	Number of Ordinary Shares Owned After Offering
	Number(1)	Percent	Number	Number(2)	Percent
Alpha Capital Anstalt (3)	424,777	9.99%	5,000,000	0	0%

(1)	We have excluded from the number of shares beneficially owned prior to the offering all of the shares that the Selling Shareholder may be required to purchase under the Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to conditions contained in the Purchase Agreement, the satisfaction of which are entirely outside of the Selling Shareholder’s control, including the prospectus that includes this prospectus becoming and remaining effective.

(2)	Assumes the sale of all shares being offered pursuant to this prospectus. Depending on the price per share at which we sell our Common Shares to the Selling Shareholder pursuant to the Purchase Agreement, we may need to sell to the Selling Shareholder under the Purchase Agreement more shares of our Common Shares than are offered under this prospectus in order to receive aggregate gross proceeds equal to the $25.0 million total commitment under the Purchase Agreement. If we choose to do so and otherwise satisfy the conditions in the Purchase Agreement, we must first register for resale under the Securities Act such additional shares. The number of shares ultimately offered for resale by the Selling Shareholder is dependent upon the number of shares we sell to the Selling Shareholder under the Purchase Agreement.

(3)	Consists of (i) 381,190 Common Shares issuable upon conversion of NLS Preferred Shares within 60 days of September 24, 2025, (ii) 738,676 Common Shares issuable upon exercise of common warrants within 60 days of September 24, 2025, (iii) 400,024 Common Shares issuable upon conversion of 370,094 PPCs within 60 days of September 24, 2025, and (iv) 473,308 Common Shares issuable upon exercise of pre-funded warrants within 60 days of September 24, 2025. The NLS Preferred Shares, PPCs, and common warrants are subject to a beneficial ownership limitation of 9.99%, and the pre-funded warrants are subject to a beneficial ownership limitation of 4.99% (or upon election of Alpha, 9.99%). Such limitation restricts Alpha from exercising that portion of the NLS Preferred Shares, PPCs, and common warrants that would result in Alpha and its affiliates owning, after exercise, a number of Common Shares in excess of the beneficial ownership limitation. As a result, the number of Common Shares reflected in the table owned by Alpha includes (a) any outstanding Common Shares held by such shareholder, and (b) if any, the number of NLS Preferred Shares and warrants convertible into Common Shares that the holder has the right to acquire within 60 days of October 22, 2025 without such holder or any of such holder’s affiliates beneficially owning more than the beneficial ownership limitation of 9.99%. The address for Alpha is Altenbach 8, 9490 Furstentums, Vaduz, Lichtenstein. Nicola Feuerstein, a Director of Alpha, holds voting and dispositive power over the securities held by Alpha.

PLAN OF DISTRIBUTION

On March 31, 2025, we entered into the Purchase Agreement with the Selling Shareholder. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, the Selling Shareholder is committed to purchase up to $25.0 million of our Common Shares over an approximately 36-month commitment period. Of the Total Commitment, to date we have not sold any Common Shares (other than the Commitment Shares). From time-to-time, and at our sole discretion, we may present the Selling Shareholder with advance notices to purchase our Common Shares. The shares would be purchased pursuant to the Purchase Agreement at ninety-five percent (95%) of the lesser of the (i) lowest sale price on the applicable date of the purchase of such Common Shares and (ii) VWAP, over the applicable VWAP Purchase Period on the applicable date of the purchase of such Common Shares.

The Common Shares offered by this prospectus are being offered by the Selling Shareholder, the Selling Shareholder. The Selling Shareholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. We have agreed in the Purchase Agreement to provide customary indemnification to the Selling Shareholder.

It is possible that our shares may be sold from time-to-time by the Selling Shareholder in one or more of the following manners:

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	to a broker-dealer as principal and resale by the broker-dealer for its account; or

●	a combination of any such methods of sale.

The Selling Shareholder has agreed that, during the term of the Purchase Agreement, it shall not engage in any short sales or hedging transactions with respect to our Common Shares, provided that upon receipt of an advance notice, the Selling Shareholder may sell shares that it is obligated to purchase under such advance notice prior to taking possession of such shares.

The Selling Shareholder and any unaffiliated broker-dealer will be subject to liability under the federal securities laws and must comply with the requirements of the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of Common Shares by the Selling Shareholder or any unaffiliated broker-dealer. Under these rules and regulations, the Selling Shareholder and any unaffiliated broker-dealer:

●	may not engage in any stabilization activity in connection with our securities;

●	must furnish each broker which offers shares of our common stock covered by the prospectus and accompanying prospectus that are a part of our registration statement with the number of copies of such registration statement and accompanying prospectus which are required by each broker; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

These restrictions may affect the marketability of the Common Shares by the Selling Shareholder and any unaffiliated broker-dealer.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the Common Shares covered by this prospectus by the Selling Shareholder. We estimate that our total expenses for the offering will be approximately $92,553.97.

EXPENSES

Set forth below is an itemization of the total expenses expected to be incurred by us in connection with the offer and sale of the securities. With the exception of the SEC registration fee, all amounts are estimates:

SEC registration fee	$1,553.97
Printer fees and expenses	$5,000.00
Legal fees and expenses	$35,000.00
Accounting and professional fees and expenses	$50,000.00
Miscellaneous	$1,000.00
Total	$92,553.97

LEGAL MATTERS

Certain legal matters concerning this prospectus will be passed upon for us by Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to Swiss law will be passed upon for us by Baker McKenzie Switzerland AG, Zurich, Switzerland.

EXPERTS

The financial statements of NLS Pharmaceutics Ltd. as of December 31, 2023 and for each of the two years in the period ended December 31, 2023 incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2023 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to NLS’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers AG, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of NLS Pharmaceutics Ltd. as of December 31, 2024 incorporated into this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2024 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of Marcum LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Kadimastem included in this prospectus, for the years ended December 31, 2024 and December 31, 2023, have been audited by Kost Forer Gabbay & Kasierer, a Member of EY Global, independent registered public accounting firm, as set forth in their reports thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Kadimastem’s ability to continue as a going concern as described in Note 1B to the financial statements).

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of Switzerland and our registered office and domicile is located in Kloten (Zurich), Switzerland. Moreover, a majority of our directors and senior management are not residents of the United States, and all or a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result was incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

●	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

●	the judgment of such non-Swiss court has become final or non-appealable by ordinary appeal;

●	the judgment does not contravene Swiss public policy;

●	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

●	no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered:

●	our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on May 16, 2025;

●	our Reports on Form 6-K furnished with the SEC on June 6, 2025, June 10, 2025, June 16, 2025, June 16, 2025 (except for the seventh paragraph in the press release attached as Exhibit 99.1), June 30, 2025 (except for paragraphs three and four in the press release attached as Exhibit 99.6), July 1, 2025, July 1, 2025, July 17, 2025 (except for paragraphs four, five, and six in the press release attached as Exhibit 99.1), July 18, 2025, August 6, 2025, August 25, 2025, August 29, 2025, September 4, 2025 (except for paragraphs three and four in the press release attached as Exhibit 99.1), September 10, 2025 (except for paragraphs four and five in the press release attached as Exhibit 99.1), September 19, 2025, September 30, 2025 (except for the fifth and sixth paragraphs in the press release attached as Exhibit 99.1), October 6, 2025 and October 9, 2025; and

●	the description of our Common Shares contained in our Registration Statement on Form 8-A filed with the SEC on January 28, 2021, as amended by Exhibit 2.1 to the 2024 Annual Report, and including any further amendment or report to be filed for the purpose of updating such description.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at the following address: The Circle 6, 8058 Zurich, Switzerland, Attention: Chief Financial Officer.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our Ordinary Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited interim financial information.

We maintain a corporate website at https://nlspharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

PROSPECTUS

, 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

Indemnification

Under Swiss law, a corporation may indemnify its directors or officers against losses and expenses (except for such losses and expenses arising from willful misconduct or negligence, although legal scholars advocate that at least gross negligence be required; however, some scholars also advocate that with any breach of duty, indemnification by the Company is not permissible), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, our articles of association provide for indemnification of the existing and former members of our board of directors, senior management, and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permit us to advance the expenses of defending any act, suit or proceeding to members of our board of directors and senior management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the Company.

We have entered into indemnification agreements with each of the members of our board of directors and senior management in the form to be filed as an exhibit to this registration statement upon the completion of this offering. We have also obtained directors’ and officers’ liability insurance to cover certain actions undertaken by our board of directors and senior management.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since October 2022, which were not registered under the Securities Act. The Company believes that each of such issuances was exempt from registration under the Securities Act in reliance on Sections 3(a)(9) and 4(a)(2) of the Securities Act and/or Regulation S under the Securities Act.

Since October 2022, we have granted to our directors, consultants and service providers, officers, and employees options to purchase an aggregate of 52,742 Common Shares under our Share Option Plan Regulation 2021, with an exercise prices ranging between $17.44 and $54.40 per share. As of October 22, 2025, no options granted to directors, officers and employees were exercised, and 20,740 options forfeited, such that the total outstanding amount of options allocated or granted to directors, consultants and service providers, officers and employees as of October 22, 2025 is 32,002.

On September 28, 2023, we entered into a short term loan agreement (the “Short Term Loan Agreement”), with Ronald Hafner, the Company’s Chairman of the Board of Directors (the “Short Term Lender”), providing for an unsecured loan to the Company in the aggregate amount of CHF 500,000 (the “Short Term Loan”). Pursuant to the Short Term Loan Agreement, the Short Term Loan bears interest at a rate of 10% per annum and matures on November 30, 2023.

On November 15, 2023, we entered into a series of short term loan agreements (the “Bridge Loan Agreements”) and together with the Short Term Loan Agreement, the Bridge Loan Agreements, with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer, and Maria Nayvalt (together, the “Bridge Lenders”) and the Short Term Lender, providing for an unsecured loan to the Company in the aggregate amount of CHF 875,000.00 (approximately $1,000,000.00) (the “Bridge Loan”). Pursuant to the Bridge Loan Agreements, the Bridge Loans bear interest at a rate of 10% per annum and mature on the earlier of June 30, 2024 or a liquidity event with a strategic partner.

On March 18, 2024, we entered into an addendum to the Short Term Loan Agreement with the Short Term Lender, and a series of addendums to the Bridge Loan Agreements with the Bridge Lenders, each providing for an extension of the maturity date to December 31, 2024.

On May 13, 2024, we entered into the second addendum to the Short Term Loan Agreement, and a short term addendum to the Bridge Loan Agreements, with the Short Term Lender each providing for an extension of the maturity date to June 30, 2025. On October 10, 2024, the Company successfully implemented a restructuring measure by converting the claims of debt holders.

On March 20, 2024, we entered into a securities purchase agreement, providing for the issuance in a registered direct offering of 7,000,000 Common Shares, at a purchase price of $0.25 per share (the “March Purchase Agreement”). The offering closed on March 22, 2024. In addition, pursuant to the March Purchase Agreement, the investors received unregistered warrants to purchase up to an aggregate of 3,500,000 Common Shares at an exercise of $0.25 per share in a concurrent private placement (the “Common Warrants”). The Common Warrants were immediately exercisable upon issuance and will expire five years following the date of issuance. The March Purchase Agreement contains customary representations and warranties and agreements of the Company and the investors and customary indemnification rights and obligations of the parties. Pursuant to the March Purchase Agreement, we agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share equivalents for a period of 45 days following the closing of the offering, subject to certain customary exceptions. We have also agreed that from the date of the March Purchase Agreement until one year after the closing date of the offering, that we shall not enter into an agreement to effect any issuance by us or any of our subsidiaries of Common Shares or Common Share equivalents (or a combination of units thereof) involving a variable rate transaction. The offering resulted in gross proceeds to us of $1,750,000. We intend to use the net proceeds from the offering for working capital and general corporate purposes.

On June 28, 2024, we entered into a securities purchase agreement providing for the issuance in a registered direct offering of 81,944 Common Shares at a purchase price of $9.60 per share. In addition, the investors in the offering received unregistered warrants to purchase up to an aggregate of 81,944 Common Shares at an exercise of $9.60 per share in a concurrent private placement. The common warrants were immediately exercisable upon issuance and expire five years following the date of issuance. The agreement includes customary representations, warranties, and indemnification provisions. We agreed not to issue or announce the issuance of any Common Shares or equivalents for 15 days post-closing, with certain exceptions, and not to engage in variable rate transactions for one-year post-closing. The offering generated gross proceeds of approximately $786,660.

On September 16, 2024, we entered into a warrant amendment agreement with an institutional investor to amend warrants to purchase up to 172,836 Common Shares, adjusting the definition of a “Fundamental Transaction” and the exercise price to CHF 0.80 (the “September Warrant Amendment”). In exchange for the September Warrant Amendment, the Company agreed to adjust the exercise price in the Common Warrants to CHF 0.02, and following the Company increasing its authorized Common Shares, issued to the investor, pre-funded warrants to purchase up to 191,431 shares of Common Shares.

On October 9, 2024, we entered into a securities purchase agreement with certain accredited investors. Under this agreement, we issued and sold 806,452 Common Shares and warrants to purchase an additional 806,452 Common Shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The warrants have a term of five years and an exercise price of $4.25 per share. Investors were granted the right to participate in up to 50% of future offerings for one year following the closing. We also agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. The transaction closed on October 10, 2024.

Also on October 9, 2024, we entered into a securities purchase agreement with an accredited investor to satisfy $4.0 million of our debt by issuing 806,452 newly designated convertible Preferred Shares at a purchase price of $4.96 per share (the “Preferred Shares”). The Preferred Shares have a conversion price of $4.96 per share. The investor was granted the right to purchase up to an additional $10.0 million worth of convertible Preferred Shares starting six months after the closing and continuing as long as they own Preferred Shares. The investor also has the right to participate in up to 50% of future offerings for one year following the closing. We agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. This transaction also closed on October 10, 2024.

On October 9, 2024, we and certain existing warrant holders entered into warrant amendment agreements (collectively, the “October Warrant Amendment”), to amend those warrants issued by Company to such holders, collectively, to purchase up to 105,843 Common Shares issued to such holders (the “Existing Warrants”). The October Warrant Amendment makes certain adjustment to the definition of a “Fundamental Transaction” in Section 3(e) of the Existing Warrants. In exchange for the October Warrant Amendment, we agreed to adjust the exercise price in the Common Warrants to CHF 0.80 and issued to the holders pre-funded warrants to purchase up to 136,648 Common Shares (the “October Pre-Funded Warrants”). Each October Pre-Funded Warrant is exercisable for one Common Share at an exercise price of CHF 0.80 per share. The October Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the October Pre-Funded Warrants are exercised in full.

On October 10, 2024, we successfully implemented a restructuring measure by converting the claims of related party debt holders in the amount of $2,788,650 into 493,986 Common Shares. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders, and was recorded at fair market value with no gain or loss recognized in the statement of operations.

On December 4, 2024, we entered into a securities purchase agreement with an accredited investor, providing for the issuance in a private placement offering of 322,580 registered Common Shares, at a purchase price of $3.10 per common share, for aggregate gross proceeds of up to $1 million. The offering was structured in two tranches, with the first tranche of $500,000 closing in January 2025 following shareholder approval. The proceeds from the offering were intended to support our general corporate purposes and our proposed Merger with Kadimastem. The second tranche of $500,000 may occur, at the election of the investor, within 15 days following the Company meeting certain conditions, including the receipt of shareholder approval and the Common Shares trading for at least ten consecutive trading days above the purchase price of $3.10, which corresponds to an approximate 15% premium. The Company uses and intends to further use the net proceeds from the offering for working capital and general corporate purposes.

On March 27, 2025, we entered into a securities purchase agreement with three accredited investors (the “March 2025 SPA”). Pursuant to the terms of the March 2025 SPA, the Company agreed to issue and sell to the investors, in a private placement offering, 1,212,122 Preferred Shares with a conversion price of $1.65 per share, as well as warrants to purchase 787,880 Common Shares at an exercise price of $1.80 per share, for aggregate gross proceeds of $2 million (the “March 2025 Offering”). The March 2025 Offering initially closed on March 28, 2025. Pursuant to the terms of the March 2025 SPA, the investors may purchase up to $1 million of additional Preferred Shares on identical terms as the initial closing, subject to the Company obtaining shareholder approval.

On June 26, 2025, we executed an amendment to the March 2025 SPA (the “Amendment to March 2025 SPA”). Pursuant to the terms of the Amendment to March 2025 SPA, the investors agreed to purchase preferred participation certificates (“PPCs”) in lieu of Preferred Shares with the same rights and privileges as the Preferred Shares. Pursuant to the terms of the Amendment to March 2025 SPA, the Company agreed to issue 568,278 PPCs and 37,783 Preferred Shares, as well as warrants to purchase 393,939 Common Shares at an exercise price of $1.80 per share, for aggregate gross proceeds of $1 million. The second closing occurred on June 27, 2025.

In addition, on June 26, 2025, we and the Selling Shareholder entered into a side letter pursuant to which the Company agreed to issue the Selling Shareholder, pre-funded warrants to purchase 485,000 Common Shares in lieu of our prior agreement, contained in the March 2025 SPA, to issue the Selling Shareholder, 435,000 Preferred Shares (or their equivalent) to compensate it for certain price protection issuances and registration obligations.

The initial and second closings of the March 2025 Offering resulted in aggregate gross proceeds to the Company of $3 million. The Company intends to use the net proceeds from the March 2025 Offering for working capital and general corporate purposes, including for expenses relating to the Merger.

Further, on March 31, 2025, we entered into a purchase agreement with the Selling Shareholder, relating to a committed equity facility (the “ELOC Purchase Agreement”). Pursuant to the ELOC Purchase Agreement, the Company has the right from time-to-time at its option to sell to the Selling Shareholder, up to $25.0 million of the Common Shares, subject to certain conditions and limitations set forth therein.

Upon the initial satisfaction of the conditions to the Selling Shareholder’s obligation to purchase Common Shares set forth in the ELOC Purchase Agreement (the “Commencement”), including that a registration statement registering the resale by the Investor of the Common Shares under the Securities Act that may be sold to it by us under the ELOC Purchase Agreement is declared effective and a final prospectus relating thereto is filed with the SEC, the Company will have the right, but not the obligation, from time-to-time to its sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct Selling Shareholder to purchase up to a specified maximum amount of Common Shares as set forth in the ELOC Purchase Agreement by delivering written notice to the Selling Shareholder prior to the commencement of trading on any trading day. The purchase price of the Common Shares that the Company elects to sell to the Selling Shareholder pursuant to the ELOC Purchase Agreement will be 95% of the volume-weighted average price of the Common Shares during the applicable purchase date on which the Company has timely delivered written notice to the Selling Shareholder directing it to purchase Common Shares under the Purchase Agreement.

In connection with the execution of the ELOC Purchase Agreement, the Company agreed to issue a pre-funded warrant (the “Pre-Funded Warrant”), to purchase $250,000 in Common Shares to the Selling Shareholder as consideration for its irrevocable commitment to purchase the Common Shares upon the terms and subject to the satisfaction of the conditions set forth in the ELOC Purchase Agreement.

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of November 4, 2024, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (included as Annex A to the proxy statement/prospectus on Registration Statement on Form F-4 filed on September 3, 2025).
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of January 30, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (included as Annex A to the proxy statement/prospectus on Registration Statement on Form F-4 filed on September 3, 2025).
2.3	Amendment No. 2 to Agreement and Plan of Merger, dated as of February 17, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (included as Annex A to the proxy statement/prospectus on Registration Statement on Form F-4 filed on September 3, 2025).
2.4	Amendment No. 3 to Agreement and Plan of Merger, dated as of May 5, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (included as Annex A to the proxy statement/prospectus on Registration Statement on Form F-4 filed on September 3, 2025).
2.5	Amendment No. 4 to Agreement and Plan of Merger, dated as of June 5, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (included as Annex A to the proxy statement/prospectus on Registration Statement on Form F-4 filed on September 3, 2025).
2.6	Amendment No. 5 to Agreement and Plan of Merger, dated as of July 1, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (included as Annex A to the proxy statement/prospectus on Registration Statement on Form F-4 filed on September 3, 2025).
2.7	Amendment No. 6 to Agreement and Plan of Merger, dated as of July 18, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (included as Annex A to the proxy statement/prospectus on Registration Statement on Form F-4 filed on September 3, 2025).
2.8	Amendment No. 7 to Agreement and Plan of Merger, dated as of August 29, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (included as Annex A to the proxy statement/prospectus on Registration Statement on Form F-4 filed on September 3, 2025).
3.1	Amended and Restated Articles of Association of NLS Pharmaceutics Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on November 15, 2024).
5.1	Opinion of Baker McKenzie AG, Swiss counsel to NLS Pharmaceutics Ltd. (filed as Exhibit 5.1 to Form F-1 filed on September 25, 2025).
10.1	Common Shares Purchase Agreement, dated March 30, 2025, between NLS Pharmaceutics and Alpha Capital Anstalt (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed March 31, 2025).
10.2	Form of Pre-Funded Warrant (filed as Exhibit 99.4 to Form 6-K (File No. 001-39957) filed March 31, 2025).
23.1*	Consent of PricewaterhouseCoopers AG.
23.2*	Consent of Marcum LLP.
23.3*	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global.
24.1	Power of Attorney (included on signature page to the Form F-1 filed on September 25, 2025).

*	Filed herewith

Item 9. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is relying on Rule 430B:

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness of the date of the first contract or sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date and underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectus filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this prospectus as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this post-effective amendment to registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Zurich, Switzerland, on October 24, 2025.

NLS PHARMACEUTICS LTD.

By:	/s/ Alexander Zwyer
Alexander Zwyer
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Chief Executive Officer and Director	October 24, 2025
Alexander Zwyer	(Principal Executive Officer)

*	Chief Financial Officer and Chief Operating Officer	October 24, 2025
Nicole Fernandez–McGovern	(Principal Financial and Accounting Officer)

*	Chairman of the Board of Directors	October 24, 2025
Ronald Hafner

*	Director	October 24, 2025
Florence Allouche Aknin

*	Director	October 24, 2025
Gian-Marco Rinaldi de la Cruz

*	Director	October 24, 2025
Olivier Samuel

* By:	/s/ Alexander Zwyer
Alexander Zwyer
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Puglisi & Associates, the duly authorized representative in the United States of NLS Pharmaceutics Ltd., has signed this registration statement on October 24, 2025.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director